Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Obvious Wines LLC
245 3rd Avenue
Venice, CA 90291
https://obviouswines.com/

Up to $1,069,999.60 in Common Units at $1.81
Minimum Target Amount: $9,998.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Obvious Wines LLC
Address: 245 3rd Avenue , Venice, CA 90291
State of Incorporation: CA
Date Incorporated: July 13, 2017

Terms:

Equity

Offering Minimum: $9,998.44 | 5,524 shares of Common Units
Offering Maximum: $1,069,999.60 | 591,160 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $1.81
Minimum Investment Amount (per investor): $499.56

Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Investor Perks*

First 20 Investors at $2,500 Invested

Custom Obvious Wine Bottle with Personalized Label

Early Bird

First 7 Days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 Days - Early Bird | 10% bonus

Next 7 Days - Early Adopters | 5% bonus shares

Early Bird

<u>Tier 1 perk</u>

$1,000+ --3 Bottles Gift Card

<u>Tier 2 perk</u>

$2,500 + -- 4 Bottles Gift Card + OW Racerback Tank or T-Shirt + Founding Investor (Limited to First 20): Custom Obvious Wine Bottle with Personalized Label

<u>Tier 3 perk</u>

 $5,000+ --- 8 Bottles Gift Card + OW Crewneck Sweatshirt

<u>Tier 4 perk</u>

 $10,000+ --- 12 Bottles Gift Card + OW Backpack + Virtual Tasting With Brice and Winemakers

<u>Tier 5 perk</u>

$25,000 + ---1 year membership of The Obvious Wine Club Your Choice of Wines, 6 Bottles delivered every 3 months for a year! + Hosted Private Dinner with Brice and OW Crew at (restaurant partner in LA). Limited to 2 people.

<u>Tier 6 perk</u>

$50,000 + ---Private Tour of Broken Earth Winery

<u>Tier 7 perk</u>

$100,000 + ---Private Tour of Domaine de la Sangliere

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Obvious Wines LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 membership units at $1.81 / unit, you will receive 110 units, meaning you'll own 110 units for $181. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Obvious Wines is a unique collection of 6 wines. Our mission is to simplify wine through education and transparency. Our uniquely straightforward labels provide clear messaging about flavor, origin, and eco-friendly values. The Obvious Wines collection is 100% estate-grown and made in collaboration with family-owned boutique wineries in California, France, and Chile. Every bottle is marked 100% Vegan, provides relatable food pairings, and denotes sustainable practices such as biodynamics, solar-powered winemaking, and carbon-zero packaging where relevant.

Obvious Wines utilizes a business to consumer (online sales) and business to buisness model (restaurant, grocery and distribution partners).

Competitors and Industry

The massive $364B global wine market is fragmented with only 15% of wines produced by the top 10 companies[1]. In the US there are 270 million consumers of legal drinking age with about 49% consuming wine[2].

The largest companies in the market are E. & J. Gallo Winery, Constellation Brands Inc., and The Wine Group LLC. These companies have the largest share in the market with a wide range products at different price points. Although there are global brands the wine industry is very regional with a large number of domestic players with a robust distribution channel in different countries. Global brands have been active recently acquiring companies to gain market share. New product development is another strategy followed by companies, as product differentiation helps in increasing the consumer base.

There are many direct competitors for Obvious Wines. Wine brands that have less than $5m in current annual revenue include: Dry Farm Wines, Grace Wine Company, Beauregard Vineyards, Beekeeper Cellars and D C wines[3].

Obvious Wines is in a unique position to capture market share by attracting

consumers who find purchasing wine to be intimidating, complicated and expensive by offering quality inexpensive wines with simple and informative labels and marketing.

[1]https://www.mordorintelligence.com/industry-reports/wine-market

[2]https://lizthachmw.com/wp-content/uploads/2021/01/white-paper-report-2019.pdf

[3]https://goldenstate.is/20-small-and-mighty-california-winemakers-who-deserve-your-dollars-this-year/

Current Stage and Roadmap

Current Stage and Distribution

Obvious Wines has developed a collection of 6 wines that are currently for sale online and in 8 states, with partnerships with national grocery chains and hospitality brands. In California Obvious Wines are self-distributed with three sales representatives generating between $60 - $70K in sales per month. Current distribution partners include: Total Wines, Bristol Farms, Lazy Acres, Central Market, Frazier Farms, Giant, HEB, Milams and many more.

Over a 2 years experimental period in California, Obvious Wines built a sales formula focused on growing profitably in Wine shops, Grocery Chains, Hotels and Restaurants.

The Offline Sales channel has been predictable and efficient and the Company has been able to reproduce its success in strategic states as resources allow it.

The Company is also expanding its online business, and expects this to be an even larger part of its overall sales in 2021 and beyond.

Future Roadmap

Several product distribution partnerships are in progress and slated to launch this year and beyond. The Company is focused on targeting larger retail and distribution channels. This includes driving a larger part of its business to the direct to consumer/online channel.

The Team

Managers

Name: Brice Baillie

Brice Baillie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO

Dates of Service: July 01, 2017 - Present
Responsibilities: Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Brice's salary is $50k annually and his equity comp is 5,000,000 units and 10,000 in SAFE Notes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Equity. In addition, if we need to raise more equity capital from the sale of Common Equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Obvious Wines was formed in July 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Obvious Wines has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and minimal revenue. If you are investing in this company, it's because you think that vegan and sustainable wines are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation at the state and national level. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Beverage Regulatory Concerns

All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions.

Taxation as a Partnership

The Company is incorporated as a Limited Liability Company (LLC) in the State of California, and as such will be taxed as a partnership at the Federal and State Level. All Members, including anyone who is issued Common Units as a part of this Regulation CF financing round, may have tax implications every fiscal year. Investors in this round should consult with a tax advisor if they have any questions on how an investment in the Company will impact their taxes.

Disqualifying Events and Redemption Rights

By investing in this round, investors are acknowledging that the Company is subject to federal, state, and local alcohol beverage licenses and that the Company and its investors are subject to certain Applicable Laws which restrict and/or prohibit certain investments, relationships and interactions between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. These Applicable Laws also restrict ownership in the Company by anyone who has been convicted of a felony and certain misdemeanor violations. By investing in the Company, individuals are required to represent and warrant to the Company that they are not disqualified from an investment. If the Company determines that an investor is disqualified from holding an ownership interest in the Company, then the Company has the right to buy back the disqualified investor's ownership stake at a price no less than the cost of the original investment. Additional details of these restrictions can be found in the Company's Operating Agreement and Subscription Agreement, both of which are exhibits to this offering statement.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Brice Baillie	5,000,000	Common Units	82.55

The Company's Securities

The Company has authorized Common Units, SAFE 2018, and SAFE 2019. As part of the Regulation Crowdfunding raise, the Company will be offering up to 591,160 of Common Units.

Common Units

The amount of security authorized is 10,000,000 with a total of 6,076,880 outstanding.

Voting Rights

1 vote per unit

Material Rights

The total amount outstanding includes 666,317 of shares to be issued pursant to stock options issued.

The total amount outstanding includes 32,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 20,000 of shares to be issued pursuant to outstanding warrants

Distributions. After any special and corrective allocations as outlined in the Company's Operating Agreement, the net profit or net loss of the Company for any fiscal year shall be allocated among the Members in proportion to their respective Percentage Interests in the Company.

Liquidation Rights. Upon written agreement of all Managers of the Company or upon the sale, transfer or other disposition of all or substantially all of the Company's assets as permitted by the Company's Operating Agreement, all assets of the Company after discharging all debts and liabilities shall be distributed to the Members of the Company.

Amendments. Any changes to the Company's Operating Agreement, including rights of Members, is subject to unanimous written agreement of all Members.

Voting Proxy Related To The Securities Offered Under Regulation CF. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Disqualifying Events & Redemption Rights. By investing in this round, investors are acknowledging that the Company is subject to federal, state, and local alcohol beverage licenses and that the Company and its investors are subject to certain Applicable Laws which restrict and/or prohibit certain investments, relationships and interactions between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. These Applicable Laws also restrict ownership in the Company by anyone who has been convicted of a felony and certain misdemeanor violations. By investing in the Company, individuals are required to represent and warrant to the Company that they are not disqualified from an investment. If the Company determines that an investor is disqualified from holding an ownership interest in the Company, then the Company has the right to buy back the disqualified investor's ownership stake at a price no less than the cost of the original investment. Additional details of these restrictions can be found in the Company's Operating Agreement and Subscription Agreement, both of which are exhibits to this offering statement.

Redemption Right Purchase Price. Notwithstanding anything to the contrary herein, any Membership Units comprising all or a portion of the disqualified Member's Interest subject to redemption under this Section 9.10 that were originally purchased by the disqualified Member from a Regulation Crowdfunding offering shall be redeemed by the Company at a per Membership Unit purchase price no less than the per Membership Unit purchase price paid by the disqualified Member for the Units in the Regulation Crowdfunding offering. The foregoing minimum purchase price floor shall not apply to an Interest redemption under this Section 9.10 of any transferee of Units originally acquired by a transferor or predecessor Member through a Regulation Crowdfunding offering.

SAFE 2018

The security will convert into Preferred stock and the terms of the SAFE 2018 are outlined below:

Amount outstanding: $305,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: If there is a Preferred Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

There are no material rights associated with SAFE 2018.

SAFE 2019

The security will convert into Preferred stock and the terms of the SAFE 2019 are outlined below:

Amount outstanding: $210,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: If there is a Preferred Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

There are no material rights associated with SAFE 2019.

What it means to be a minority holder

As a minority holder of Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $305,000.00
  Use of proceeds: Operations
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $210,000.00
  Use of proceeds: Operations
  Date: December 31, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $10,000.00

Number of Securities Sold: 5,000,000
Use of proceeds: Founders round & incorporation
Date: July 28, 2017
Offering exemption relied upon: Founders round

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2020

Revenue

Revenue for fiscal year 2020 was $1,384,221, and despite the effects of COVID-19, was 32% higher than revenue in 2019, which was $1,051,897. This increase was mostly due to the growth of the online sales channel.

Cost of Sales

Cost of sales in 2020 was $758,696

Gross Margins

Gross profit for 2020 ended up at $625,525, which was a 26% improvement from the prior year.

Expenses

Operating expenses include: operating expenses, general and administrative, logistics, marketing and advertising. Total operating expenses in 2020 were $619,560

2019

Revenue

Revenue for fiscal year 2019 was $1,051,897, significant growth compared to fiscal year 2018. As a result of 2019 being the first full year of operation for Obvious Wines. On January 27, 2019: Shark Tank episode aired. The Company also saw a large increase in website traffic (80k+) and orders (800) due to the episode. OW website kept getting orders afterwards thanks to rebroadcasts and availability on Hulu and Amazon Prime.

Right before the airing, OW was not selling online. The Company built the website in Q4 2018 on Squarespace. Logistically, the Company worked with Eagle Rock Warehouse in Napa, which was able to ship to 30+ states. Average order was about $95, allowing us to absorb pick/pack/shipping costs and generate a decent profit (30%) for that channel.

In Q1 2019 the Company launched No 04 Rich & Oaky, No 05 French & Bubbly.

The main focus in 2018 was on developing brand awareness in Socal by attending to lots of events. The Company was also able to launch with some distributors due to the success of Shark Tank.

Cost of Sales

Cost of sales in 2019 was $555,911.

Gross Margins

2019 gross profit was $495,986.

Expenses

Operating expenses include: operating expenses, general and administrative, logistics, marketing and advertising. Total operating expenses in 2019 were $616,617

Historical results and cash flows:

2019

On January 27, 2019 Obvious Wines was featured on Shark Tank. This resulted in large exposure for the business, including a large spike in website traffic and orders. The Company continued to see spikes in traffic and order volume on its website thanks to rebroadcasts and additional availability on Hulu and Amazon Prime.

Right before the Shark Tank episode, the Company was not selling online. The website was originally built in Q4 2018 using Squarespace. The website was moved to Shopify and for logistics, the Company worked with a warehouse in Northern California which was able to ship to 30+ states. Average order was approximately $95, allowing the Company to absorb pick/pack/shipping costs and generate a decent profit (30%) for the online channel.

In Q1 2019, the Company launched No 04 Rich & Oaky, No 05 French & Bubbly.

The main focus for 2019 was on brand awareness in Southern California by attending

numerous in person events to showcase the Company's wines. The Company was also able to launch with a few distributors thanks to the exposure received from Shark Tank.

The Company finished 2019 with $1,051,897 in Sales, +380% vs 2018, with high growth driven by California (+$450K or +260%) and online (+$165K). Distributors launches generated $215K of sales.

Having strong growth with minimal marketing spend, the goal was to raise money in 2020 to support the expansion in other states.

2020

Q1:

The year started with a strong Q1 ($260K). In Q1 2020, the Company focused on existing accounts, which generated a 37% growth over Q1 2019, with a smaller team.

California Sales were confirming a good velocity and re-ordering rates from existing accounts as well as solid relationships established by our Sales Team.

Acting as a distributor in CA, the Company also added a dozen of SKU (not under the brand Obvious Wines) in January as part of our portfolio.

Q2:

Covid impact: in Q2 the Company was significantly impacted by COVID-19. However the impact was not all negative.

Some of the negative impacts included restaurant shut downs (which were approximately 45% of total sales in California), the delay of the Company being able to onboard large chains, decrease in order volumes from distributors, and the cancellation of new market launches.

However, there were some positive impacts as a result of COVID, which included an increase in sell-through in the off-premise market, including with indepedent wine shops in California, a large surge in our online business, particularly from organic traffic, and a deal with Vivino.

Additionally, the Company took measures to protect its financial sustainability, including reducing the team to 3 and reducing other operating expenses. This resulted in a positive operating margin of $5,965.

Q3:

In Q3, restaurants in California reopened, and the Company started to focus on growth in key states such as California, Florida, and Texas. In August 2020, the Company hired 2 new Sales Rep in California and 1 in Florida. As restaurants reopened in California, local sales started to pick up again in August/September. September 2020 ended up being the Company's strongest month of the year in California

(approximately $70K).

COVID definitely stopped growth in other states, as distributors focused on lower priced and recognized brands, and distributors didn't allow us to do any work-withs or demos.

The Company's online business kept growing organically and the Company decided to invest in online advertising.

Q4:

In California, restaurants shut down again, but luckily the Company had already shifted a lot of efforts to off-premise sales.

In Florida, the Company saw significant reorder thanks to new accounts and promotions.

In Texas, the Company saw significant orders due to a special feature in Q1 2021 at a major retailer.

The Company opened a new market in South Carolina and hired a new digital marketing agency.

2021

The Company's goal for 2021 is to continue to grow the online channel, launch in new markets/regions, and to onboard new retail channels.

The Company expects similar trends from prior years, and hopes to continue to generate an operating profit in 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash On Hand

As of December 31, 2020, the Company had $201,280 cash on hand.

Line of Credit

The Company has a line of credit of up to $200,000 generally secured by revenue stream and accounts receivable. The line of credit has is secured by a credit agreement that accrues interest at the rate of 1 percent per month with 0.25 percent collateral monitoring fee charged per month.

Additionally, the line of credit lender is entitled to warrants for 58,519 shares of common stock exercisable at a price of $0.8544 per share. These warrants vest as follows: (i) 25% of the total number of shares issuable become exercisable upon the

closing of the loan agreement; (ii) 25% of the total number of shares issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $500,000; (iii) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $750,000; (iv) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $1,000,000. As of December 31, 2020, the Company had $100,000 outstanding on this line of credit.

EIDL Loan

In 2020 the Company procured a $251,000 long-term loan payable with from the US Small Business Administration under the Economic Injury Disaster Loan program as authorized by the CARES Act of 2020. This loan provides for a 30-year amortizing repayment schedule at an interest rate of 3.75 percent per annum. In December 2020, the Company repaid $151,000 of these funds before interest began accruing.

As of December 31, 2020, the Company had $100,000 outstanding on its EIDL loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are not critical to current operations, but are needed to grow the sales channels through distribution and online.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the Company has sufficient cash and sales to continue to fund itself in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Obvious Wines was close to profitable in 2020, ending the year with a net loss of $1,361. The Company believes it can achieve profitability in 2021, which will allow it to continue to grow. Therefore, even if the Company does not raise the minimum offering amount, it will still be able to operate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company reaches its maximium fundraising goal, it will invest more in marketing and other areas, which would likely result in more of a net loss in 2021. This

is because it will be investing in growth areas in order to grow top line sales, expand its market share, and enter in states and regions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company currently has a line of credit available in case it needs additional capital to fund operations.

Indebtedness

- **Creditor:** Assembled Brands
  Amount Owed: $100,000.00
  Interest Rate: 1.0%
  Maturity Date: May 01, 2021
  The Company has a line of credit of up to $200,000 generally secured by revenue stream and accounts receivable. The line of credit has is secured by a credit agreement that accrues interest at the rate of 1 percent per month with 0.25 percent collateral monitoring fee charged per month. Additionally, the line of credit lender is entitled to warrants for 58,519 shares of common stock exercisable at a price of $0.8544 per share. These warrants vest as follows: (i) 25% of the total number of shares issuable become exercisable upon the closing of the loan agreement; (ii) 25% of the total number of shares issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $500,000; (iii) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $750,000; (iv) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $1,000,000. As of December 31, 2020, the Company had $100,000 outstanding on this line of credit.

- **Creditor:** EIDL Loan
  Amount Owed: $100,000.00
  Interest Rate: 3.75%
  Maturity Date: May 23, 2050
  In 2020 the Company procured a $251,000 long-term loan payable with from the US Small Business Administration under the Economic Injury Disaster Loan program as authorized by the CARES Act of 2020. This loan provides for a 30-year amortizing repayment schedule at an interest rate of 3.75 percent per annum. In December 2020, the Company repaid $151,000 of these funds before interest began accruing. As of December 31, 2020, the Company had $100,000 outstanding on its EIDL loan.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,999,152.80

Valuation Details:

The Company determined its pre-money valuation by looking at historical revenues and margins, the progess it has made in growing its higher margin direct to consumer side of the company, its forecast for 2021 revenues, as well as industry comps.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire units are exercised; and (iii) any units reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $515,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  97.5%
  The Company plans to allocate all funds raised towards marketing, specifically on marketing its direct to consumer line. This is a growing part of the Company's business, and it plans to increase this in 2021-2022.

If we raise the over allotment amount of $1,069,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  30.0%
  The Company plans to allocate 30% of funds raised towards marketing, specifically on marketing its direct to consumer line. This is a growing part of the Company's business, and it plans to increase this in 2021-2022.

- *Operations*
  20.0%
  The Company plans to allocate 20% of its proceeds towards general business operations. This includes office expenses, logistics, legal and consulting.

- *Company Employment*
  20.0%
  The Company plans to allocate 20% of proceeds towards new hires, including in sales and marketing. This will help the Company grow sales in both its wholesale and direct to consumer business lines.

- *Inventory*
  27.5%
  The Company plans to allocate 26.5% of its proceeds towards purchasing new wine inventory. This will be split between existing product lines and new product lines as it seeks to expand its offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://obviouswines.com/ (https://obviouswines.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/obvious-wines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Obvious Wines LLC

[See attached]

OBVIOUS WINES, LLC

(a California limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 9, 2021

To: Board of Managers
        OBVIOUS WINES, LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of OBVIOUS WINES, LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, members' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has raised substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

OBVIOUS WINES, LLC
BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	201,280	$	166,313
Inventory		343,733		113,838
Accounts receivable, net		237,494		102,443
Other current assets		496		1,782
Total current assets		783,003		384,376
Fixed assets, net of accumulated depreciation		8,380		2,300
Other assets		150		3,150
Total Assets	$	791,532	$	389,826
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	276,837	$	76,681
Line of credit		100,000		5,000
Other accrued liabilities		18,071		10,161
Total Current Liabilities		394,908		91,841
Long-term note		100,000		--
Total Liabilities		494,908		91,841
MEMBERS' EQUITY				
Membership interest		525,000		525,000
Retained deficit		(228,376)		(227,015)
Total Members' Equity		296,624		297,985
Total Liabilities and Members' Equity	$	791,532	$	389,826

See Accountant's Review Report and Notes to the Financial Statements

OBVIOUS WINES, LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues, net	$ 1,384,221	$ 1,051,897
Less: cost of goods sold	758,696	555,911
Gross profit	625,525	495,986
Operating expenses		
General and administrative	349,705	434,949
Logistics	176,939	128,496
Marketing and advertising	92,916	53,172
Total operating expenses	619,560	616,617
Net Operating Income (Loss)	5,965	(120,631)
Depreciation and amortization (expense)	(1,000)	(1,000)
Interest (expense)	(5,484)	(1,978)
Other income (expense), net	(842)	(446)
Income tax (provision) benefit	–	–
Net Income (Loss)	$ (1,361)	$ (124,055)

OBVIOUS WINES, LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	Membership Interest	Retained Deficit	Total Members' Equity (Deficit)
Balance as of January 1, 2019	$ 315,000	$ (102,960)	$ 212,040
Capital contributions	210,000		210,000
Net income		(124,055)	(124,055)
Balance as of December 31, 2019	$ 525,000	(227,015)	$ 297,985
Net income		(1,361)	(1,361)
Balance as of December 31, 2020	$ 525,000	(228,376)	$ 296,624

See Accountant's Review Report and Notes to the Financial Statements

OBVIOUS WINES, LLC
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,361)	$ (124,055)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	1,000	1,000
Changes in operating asset and liabilities:		
Decrease (Increase) in inventory	(229,895)	(15,598)
Decrease (Increase) in accounts receivable	(135,051)	(47,577)
Decrease (Increase) in other current assets	1,287	2,585
Increase (Decrease) in accounts and credit cards payable	200,156	23,874
Increase (Decrease) in accrued liabilities	7,910	2,138
Net cash provided by (used in) operating activities	(155,954)	(157,633)
Investing Activities		
Purchases of fixed assets net of any proceeds from disposals	(7,080)	(2,800)
Purchase of other assets	3,000	(1,400)
Net cash used in investing activities	(4,080)	(4,200)
Financing Activities		
Proceeds from long-term loan	100,000	–
Capital contributions	--	210,000
Draws/(repayment) of line of credit	95,000	5,000
Net cash provided by financing activities	195,000	215,000
Net change in cash and cash equivalents	34,967	53,167
Cash and cash equivalents at beginning of period	166,313	113,146
Cash and cash equivalents at end of period	$ 201,280	$ 166,313

See Accountant's Review Report and Notes to the Financial Statements

OBVIOUS WINES, LLC
NOTES TO FINANCIAL STATEMENTS
For calendar years ended 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

OBVIOUS WINES, LLC (the "Company"), was organized as a manager-managed limited liability company in California on July 13, 2017. The Company imports and sells branded wines within the United States.

Since Inception, the Company has not yet begun commercial operations. As of December 31, 2021, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2020 and 2019. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in

cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $201,280 and $166,313 of cash on hand, respectively.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2020, there is no provision for obsolete inventory.

Fixed Assets
Fixed assets, such as restaurant equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale and delivery of its wines to customers and records revenue at the time of delivery less an estimate of refunds.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a partnership for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are passed on to the owners of the Company under the Internal Revenue Code. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

The balances of inventory and estimated useful lives held by the Company as of December 31 consists of a food truck, furniture and equipment, leasehold improvements, software, vehicles and other long-lived tangible assets:

	2020	2019
Beginning balance, net	$ 2,300	$ 500
Add: asset additions	7,080	2,800
Less: depreciation expense	(1,000)	(1,000)
Ending balance of Property and equipment, net	**$ 8,380**	**$ 2,300**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a partnership for US and state income tax purposes. The deadline for filing a 2020 tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject

to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 –DEBT

Line of Credit
The Company has a line of credit of up to $200,000 generally secured by revenue stream and accounts receivable. The line of credit has is secured by a credit agreement that accrues interest at the rate of 1 percent per month with 0.25 percent collateral monitoring fee charged per month.

Additionally, the line of credit lender is entitled to warrants for 58,519 shares of common stock exercisable at a price of $0.8544 per share. These warrants vest as follows: (i) 25% of the total number of shares issuable become exercisable upon the closing of the loan agreement; (ii) 25% of the total number of shares issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $500,000; (iii) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $750,000; (iv) 25% of the total number of Shares of Common Stock issuable become exercisable on the date that the Company borrows from the holder a total aggregate amount of $1,000,000.

As of December 31, 2020, the Company had $100,000 outstanding on this line of credit.

EIDL Loan
In 2020 the Company procured a $251,000 long-term loan payable with from the US Small Business Administration under the Economic Injury Disaster Loan program as authorized by the CARES Act of 2020. This loan provides for a 30-year amortizing repayment schedule at an interest rate of 3.75 percent per annum. In December 2020, the Company repaid $151,000 of these funds before interest began accruing.

As of December 31, 2020, the Company had $100,000 outstanding on its EIDL loan.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company plans to offer up to $2,000,000 worth of securities in a fund raising campaign intended to be exempt from registration under Regulation CF. The Company intends to offer approximately shares of stock in this issuance. The securities offering is anticipated to be listed with StartEngine.

Management's Evaluation

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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 OBVIOUS WINES

Obvious Wines

Sustainable, Vegan, Estate-Grown Wine



⊘ **Website**   📍 Venice, CA   FOOD & BEVERAGE

Obvious Wines simplifies wine through education and transparency. Built on the foundation of simplicity and sustainability - we aim to make it easier for you to enjoy wine, and it's culture.

$0.00 raised ⓘ

0	$11M
Investors	Valuation
$1.81	$499.56
Price per Share	Min. Investment
Units	Equity
Security Type	Offering Type
$1.07M	Reg CF
Offering Max	Offering

 INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Momentum and growth: over $1.3M revenues in 2020, representing a 34% growth from 2019. Online sales as a major growth opportunity: $200K in sales in 2020 with no marketing investments.

- Traction and market fit: Featured on Shark Tank and strong local presence in key markets.

- Offers "Obvious", transparent and informative labeling, highlighting origin, flavor, and tasting profile of all wines.

OVERVIEW

Obvious Wines: Simplify & Educate With Sustainable, Vegan, Estate-Grown Wines

If one thing is clear about the wine industry - it's the high-brow culture around it.

Obvious Wines is on a mission to make Boutique wine accessible to everyone. That's why our uniquely straightforward labels provide clear messaging about flavor, origin, and eco-friendly farming practices so that the wine is easy to find - and hard to forget.



06
SIMPLY ROSÉ
OBVIOUS WINES
N°04
RICH & OAKY
OBVIOUS WINES
02
BRIGHT & CRISP
OBVIOUS WINES
N°01
DARK & BOLD
OBVIOUS WINES
N°03
LIGHT & LIVELY
N°05
FRENCH & BUBBLY
BECAUSE YOU SHOULDN'T NEED A PHD TO DRINK WINE
We keep it simple, eco-friendly, and transparent.
OBVIOUS WINES
Because you shouldn't need a PhD to drink wine.
#DNA













Estate grown in 2017 in Paso Robles, CA
Cabernet Sauvignon 32% + Merlot 30% + Tannat 25% + Malbec 13%
100% Vegan
#GREEN
Grapes from sustainably farmed vineyard.
100% solar-powered winery.
Zero carbon footprint cork.
#BESTFRIENDS
#WINEGEEK
FRUITS
BODY
DRY
TANNINS
ACIDITY
ALCOHOL
www.obviouswines.com
Our label tells you everything you need to know:
TASTE
PAIRINGS
ORIGIN

SUSTAINABLE
FAIR TRADE
ESTATE GROWN
VEGAN
SNOB FREE

THE PROBLEM

Shopping For Wine can be Stressful and Daunting

You shouldn't need a PhD to drink great wine...

- Wine is complex and expensive
- Labels are often confusing and boring
- Consumers are overwhelmed and intimidated





THE SOLUTION

We Make Wine Obvious

We keep our wines simple, straight-forward and educational...



Simple, informative labels with key Information including...

- Taste Profile
- Food Pairings
- Winery Information
- Tasting Notes

OBVIOUS WINES   Because you shouldn't need a PhD to drink wine.

 **DNA**   Bonjour! Estate grown in 2019 in the **Loire Valley, France. 100% Sauvignon Blanc.**

 **GO GREEN!**   Sustainably farmed & vegan friendly.



BEST FRIENDS







WINE GEEK

CITRUS	MINERAL
FRUITY	BODY
DRY	ALCOHOL

Vegan and eco-friendly

- Sustainably-Farmed Vineyards
- Solar-powered winemaking
- Organic grapes
- Vegan wines
- Carbon-zero packaging









01
DARK
& BOLD

Boutique-based and transparent

- Estate/Grower Produced
- Awarded winemakers
- Top wine regions in the world



    

SUSTAINABLE   FAIR TRADE   ESTATE GROWN   VEGAN   SNOB FREE

THE MARKET

Americans Drink a Lot of Wine

The US is the largest wine-consuming country in the world, and the market is still growing (source). In 2019, the US market retail value was $75.1B. That's a 10.1% jump since 2018, and an increase of 32% over the last five years.

U.S. WINE CONSUMPTION MARKET

The U.S. is the **largest wine consuming country** in the world



$75.1B

Premiumization

Premiumization

Wine over $12 (retail price):
26% of the market and
+10% vs 2017

2019 US Market

+10.1% vs 2018

+32% over the last 5 yrs

Not to mention, online wine sales are spiking:

- Valued at $3.7B in 2020
- +15% vs 2019

+85% over 5 years



OUR TRACTION

Even With COVID, We Are Selling More Than Ever

Despite the reality of COVID-19, and the accompanying restaurant and city shutdowns, our strong fundamentals plus online experiments helped us to achieve rapid growth that beat our 2019 sales.





300,000
Bottles Sold
Since 2018

OBVIOUS WINES NET REVENUE

Rapid sales growth despite COVID-19



2020 Total Revenue
$1.384M
(Q4 = $0.6M)

2H
$.9M

Actuals
$1.051M

1H
$.5M

$240K

2018 2019 2020

Market Fit

- Over $1.3M revenues in 2020
- 300K+ bottles since 2018, as seen on Shark Tank (FIND SOURCE)

Offline Sales

- $1.2M in Sales in 2020
- Started in CA in 2018
- Launched in 3 states in 2020 (TX, FL, TN)
- Launching in 4 states in Q1 2021 (NY, NC, SC, VA)
- Profitable in CA already

Online Sales

- $200K in Sales in 2020 despite no marketing resources

- $200K in Sales in 2020 despite no marketing resources
- 36% repeat customers


36%
Of Sales Are
Repeat Customers

WHAT WE DO

We Keep it Simple, Eco-Friendly, and Transparent

Obvious Wines is a collection of family estate wines crafted through sustainably farmed practices across vineyards in California, Chile, and France.


OBVIOUS WINES
01 DARK & BOLD
02 BRIGHT & CRISP
03 LIGHT & LIVELY
04 RICH & OAKY
05 FRENCH & BUBBLY
06 SIMPLY ROSÉ

Our distinctive and direct labels provide relevant information on the taste, characteristics, and provenance of each wine in a clear and simple way, making it easier to find and learn about wines you love.


SUSTAINABLY FARMED · ESTATE GROWN · SNOBFREE ·
OBVIOUS WINES
This is N°01 Dark & Bold
OBVIOUS WINES
N°01
DARK & BOLD


SUSTAINABLY FARMED
OBVIOUS WINES
Meet N°02 Bright & Crisp
OBVIOUS WINES
02
BRIGHT & CRISP





N°03 Light & Lively



Here's N°04 Rich & Oaky



N°04
RICH
& OAKY



N°05 French & Bubbly

OBVIOUS
WINES

SUSTAINABLY FARMED

N°05
FRENCH
& BUBBLY



N°06 Simply Rosé

OBVIOUS
WINES

SUSTAINABLY FARMED

ESTATE GROWN


OBVIOUS WINES
SIMPLY
ROSÉ

THE BUSINESS MODEL

The Grapevine

Here’s a look at our sales channels:

- Independent Wine Shops
- Restaurants & Hotels
- Upscale Grocery Chains
- Online


OBVIOUS WINES


OBVIOUS WINES







The Offline Sales channel is predictable and we are reproducing it turnkey in strategic states as our cash reserves allow.

Our online direct to consumer channel is extremely promising...



$119 AOV

37% Of Orders Are Repeat

$343 LTV

HOW WE ARE DIFFERENT

We are Vegan, Sustainable, and Snob-Free

And compared to the rest of the wine industry, we have a targeted audience of a larger demographic. We believe that to attract younger consumers within that range, winemakers need to make buying wine less expensive, less confusing and less intimidating.





Here are our key differentiators:

- Easy, educational labels
- Snob-free
- Vegan
- Sustainably farmed
- Proprietary blend
- Millennial/Gen X oriented
- $15-$20 price point

	OBVIOUS WINES	Winc	COPPOLA	CHARLES SMITH WINES	WHITE GIRL	PW THE PRISONER WINE COMPANY
Simple & Informative Labels	✓	✘	✘	✘	✘	✘
#SNOBFREE	✓	✘	✘	✘	✘	✘
Vegan & Sustainable	✓	✓	✘	✘	✘	✘
Educational Support	✓	✓	✘	✘	✘	✘
Proprietary Blend	✓	✘	✓	✓	✘	✓
Millennial Oriented	✓	✓	✘	✓	✓	✘
Retail Price 15-20	✓	✓	✓	✓	✓	✘

THE VISION

A Brand You Can Learn From, and Rely On

Using the proven sales plan utilized in California, we aim to build a nationwide sales program over the next two years - that includes expanding our product line.

2021: LEVERAGE UNTAPPED
CHAIN APPROVALS
California
Bristol Farms
LAZY ACRES
FRAZIER FARMS
Florida
MILAMS
Total Wine & MORE
Texas
H-E-B
Total Wine & MORE
Central Market
NC/VA/SC
FOOD LION
Total Wine & MORE
Giant













Starting in TX, FL, and NY, Obvious Wines will focus on distribution expansion and online sales growth.

We want to be an easy, accessible household brand when it comes to looking for boutique, vegan, and eco-friendly wine.





YOUR FAVORITE GO-TO WINE

OBVIOUS WINES
Nº01
DARK & BOLD

OUR LEADERSHIP

A Talent for Operations, A Passion for Wine

Our Founder and CEO, Brice Baillie is uniquely positioned to understand the growing need for product disruption in the wine Industry. As a proven executive and entrepreneur, he's spent his life immersed in wine culture and recognizes the need to bridge the gap between seasoned wine consumers and those entering the market.

Highlights from Brice's resume:

- L'Oréal, Head of Finance E-commerce & Retail, 10 years (Paris, NYC, LA).
- PwC, Audit Supervisor, 3 years (Paris)
- 15 years experience in French wine (grew up in Champagne)
- Investor/consultant/advisor for startups (Adore Me, Tripnco, Student Pop)
- Co-founded Diffractions/Atelier Theatre NY (a theater company)



The Obvious Wines team is made up of experience and talent...

Russell Stoner
- VP of Sales
- Former Sales Manager at Chambers & Chambers (Fine Wine distributor)
- 13+ years in Wine & Food industry

Anne Start
- Sales Manager
- 10 years exp. Marketing (Euro RSCG, Christie's)

Jessica Stockwell
- Sales Associate
- Former Sales Rep at SGWS

Alexis Mauney
- Sales Associate
- Former Rep at Wine Warehouse

Fernanda Vargas
- Florida Brand Manager
- Former Florida Manager at Le Grand Courtage

We've also created a team of all-star advisors...

Brad Zions
- Partner Structure Fund
- Co-founder of Lemonade Restaurants
- 18 years exp. as early stage investor

- Investor in Clutter, Parachute Home, Jukin Media, Vidmob and many more

Alicia Radabaugh
- VP of Ecommerce, MVMT
- Former Director of Ecommerce at Jackthreads
- 10+ years in ecommerce strategy

Jordane Andrieu
- Owner/Manager of Heritage Fine Wines (Beverly Hills)
- Winemaker of Clos du Moulin aux Moines (Burgundy)

WHY INVEST

Refined Wine for the Everyday Consumer

Obvious Wines has proven market traction with a product line designed to appeal to the fast growing millennial and gen x wine consumer market. Many alcohol brands with strong branding and product have secured profitable exits through acquisition.

With our already enthusiastic community of supporters, we are next in line to be your go-to wine.





Meet Our Team



Brice Baillie
Founder & CEO

Proven executive and entrepreneur Brice Baillie, Founder and CEO of Obvious Wines, is uniquely positioned to understand the growing need for product disruption in the Wine Industry. He's spent his life immersed in wine culture and recognizes the need to bridge the gap between seasoned wine consumers and those entering the market.

Highlights from Brice's resume:

L'Oréal, Head of Finance E-commerce & Retail, 10 years (Paris, NYC, LA).

PwC, Audit Supervisor, 3 years (Paris)

15 years experience in French wine (grew up in Champagne)

Investor/consultant/advisor for startups (Adore Me, Tripnco, Student Pop)

Co-founded Diffractions/Atelier Theatre NY (a theater company)



Offering Summary

Company : Obvious Wines LLC

Corporate Address : 245 3rd Avenue , Venice, CA 90291

Offering Minimum : $9,998.44

Offering Maximum : $1,069,999.60

Minimum Investment Amount (per investor) : $499.56

Terms

Offering Type : Equity

Security Name : Common Units

Minimum Number of Shares Offered : 5,524

Maximum Number of Shares Offered : 591,160

Price per Share : $1.81

Pre-Money Valuation : $10,999,152.80

Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Investor Perks*

First 20 Investors at $2,500 Invested

Custom Obvious Wine Bottle with Personalized Label

Early Bird

First 7 Days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 Days - Early Bird | 10% bonus

Next 7 Days - Early Adopters | 5% bonus shares

Early Bird

Tier 1 perk

$1,000+ --3 Bottles Gift Card

Tier 2 perk

$2,500 + -- 4 Bottles Gift Card + OW Racerback Tank or T-Shirt + Founding Investor (Limited to First 20): Custom Obvious Wine Bottle with Personalized Label

Tier 3 perk

 $5,000+ --- 8 Bottles Gift Card + OW Crewneck Sweatshirt

Tier 4 perk

 $10,000+ --- 12 Bottles Gift Card + OW Backpack + Virtual Tasting With Brice and Winemakers

Tier 5 perk

$25,000 + ---1 year membership of The Obvious Wine Club Your Choice of Wines, 6 Bottles delivered every 3 months for a year! + Hosted Private Dinner with Brice and OW Crew at (restaurant partner in LA). Limited to 2 people.

Tier 6 perk

$50,000 + ---Private Tour of Broken Earth Winery

Tier 7 perk

$100,000 + ---Private Tour of Domaine de la Sangliere

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Obvious Wines LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 membership units at $1.81 / unit, you will receive 110 units, meaning you'll own 110 units for $181. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video (top of page)

Brice Baillie -

Hi everyone my name is Brice Baillie. I'm the CEO and founder of obvious wines. Our mission is to democratize wine. Ordering and buying wine can be very difficult and intimidating. No matter what level of knowledge you have. The complex nature of wine makes it's beauty, but is also a challenge and we want to simplify that.

Obvious Wine is a collection of boutique, vegan, eco-friendly wines. Labeled with uniquely straightforward packaging. Every bottle clearly conveys the wine's origin, flavor characteristics, and ethical practices. So consumers can make an easy informed decision in the wine aisle or in the restaurant or online.

Our front label describes the taste of the wine. Our back label talka about the origin of the wine. The grapes the vegan aspect talks about the food pairing and tasting notes. We make it simple and transparent. From a business perspective, I started Obvious Wines with the intent of disrupting and modernizing the wine industry. And we've caught their attention.

In 2020 we received the Hot Brand Award from Wine Business Monthly. Retailers, restaurants, and distributors see the unique angle that we have.

After a successful launch in California, we're ready to attack the rest of the market, online and offline.

Join us in the crazy and fun adventure. Cheers!

Second Video

Graphic

Obvious Wines Sustainability Farmed - Estate Grown - Snobfree

Pop Quiz: Tell us everything you know about this wine based on the label.

Yeah, same.

Wine Labels Can

Be confusing

Unhelpful

& lack clarity

Enter Obvious Wines.

Because you shouldn't need a PhD to drink wine.

Obvious Wines are

High Quality - All of our wines are estate-grown on a family-owned vineyard by award-winning winemakers.

Vegan & Eco-Friendly - All wines are sustainably farmed. Four wines from our collection are vegan.

Simple Labels - We get right to the point.

Back labels tell you everything you need to know.

Food Pairings - Know exactly which foods will go best with your wine.

Winery Information - Each winery's region is illustrated on the back label. Not sure where in France the Loire Valley is? Now you know.

Tasting Notes - Taste profiles are noted to educate and inform you more about the wine's taste.

Wine by the People. It's not about what we think our wine should taste like, it's what you want them to taste like.

For the People - Our wines are selected through a series of tastings with friends (&friends of friends!)

Meet the Wines.

This is N'01 Dark & Bold

CAb-merlot blend

Paso Robles, CA

2017

N'01 Dark & Bold

Fruit Forward, medium bodies

Solar-powered winery, 100% vegan

Tacos, red meat, & spicy food

$15.99 Retail

Meet N'02 Bright & Crisp

100% Sauvignon Blanc

Loire Valley, France

Light-bodied, dry with hints of citrus

100% vegan

N'02 Bright & Crisp

Pair with guac, sushi, or creamy cheeses

$15.99 retail

Meet N'03 Light & Lively

Blend of Pinot Noir & Tempranillo

From biodynamic vineyards in Chile

Bright red fruit, light bodied, earthy flavors.

N'03 Light & Lively

Pair with pizza, BBQ, charcuterie

$15.99 retail

Here's N'04 Rich & Oaky

 100% Chardonnay from Central Coast, CA

Tropical fruit flavors, rich oak spice, Not too buttery

Perfect with fish, popcorn, or chicken

$15.99 retail

N'05 French & Bubbly

Cave-aged Champagne Method Cremant (sparkling wine)

Made from Chardonnay, Chenin Blanc,& Cabernet Franc

Hints of green apple, pear, &lively bubbles.

Perfect before a meal with brunch, or cake

Extra Brut & vegan

$25 retail

N'06 Simply Rose

Organically grown, Grenache Syrah Cinsault from Provence

Hints of bright red berries, peach, & watermelon

Pair with salads, shellfish, &sunshine

$15.99 retail

In Conclusion

Winemaking is a fascinatin and complex art form.

But htis can make the language surrounding it pretty obscure and intimidating.

Obvious Wines exists because anyone should be able to talk about wine without feeling nervous or overwhelmed.

Obvious Wine DNA

High Quality, estate-grown wines

Sustainably Farmed, Eco-Friendly, Vegan

Simple, straightforward labels

Snob Free

Oh, and BTW...

Obvious Wines was featured on Shark Tank on 1/27/19

Seen by 5 million viewers (ABC, Hulu, Amazon Prime)

Has brought 80,000 visitors to our website.

Multiple - Yay!

Daymond Garfield John - You've got a deal

Brice Baillie - Thank you

Lori Greiner - You are welcome

Daymond Garfield John - And Kevin has a competitor now.

Mark Cuban - Congratulations Brice

Brice Baillie - And please enjoy the wine

Bald Guy - Congratulations.

Brice Baillie - Cheers

Robert Herjavec - Cheers, salute

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OBVIOUS WINES LLC

A California Limited Liability Company

Founded by Brice Baillie on July 13, 2017

OPERATING AGREEMENT
of
OBVIOUS WINES LLC

THIS OPERATING AGREEMENT (this "*Agreement*") of **OBVIOUS WINES LLC** (the "*Company*") is made and entered into as of ___7/28/2017___ by and among the persons and/or entities whose signatures appear on the signature page hereof.

WHEREAS, the parties hereto desire to enter into this Agreement to state the terms of ownership and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **FORMATION**

    1.1. Articles of Organization. The Articles of Organization with respect to the Company was filed with the Secretary of State of the State of California on, July 13, 2017. the date on which the term of the Company began.

    1.2. Name. The name of the limited liability company is "OBVIOUS WINES LLC".

    1.3. Purpose. The purpose of the Company is to engage in any and all lawful business or activities in which a limited liability company may be engaged under applicable law.

    1.4. Term. The term of the Company shall continue perpetually, unless the Company is earlier dissolved in accordance with Article 8.

    1.5. Principal Place of Business. The principal place of business of the Company shall be at 245 Third Avenue, Venice CA 90291. The Members may relocate the principal place of business or establish additional offices from time to time.

    1.6. Registered Office; Registered Agent. The registered office of the Company required by the California LLC Act to be maintained in the State of California shall be the initial registered office named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by the California LLC Act. The registered agent of the Company in the State of California shall be the initial registered agent named in the Articles of Organization or such other person or entity as the Members may designate from time to time in the manner provided by the California LLC Act, including but not limited to the Company.

    1.7 Title to Company Property. The property of the Company, whether real or personal, tangible or intangible, shall be owned by the Company as an entity, and no Member, individually, shall have any direct ownership interest in such property. Any such intellectual property rights of the Company, including but not limited to names, logos, good-will, and know-how in any way associated with the Company's business that may be created by any individual Member shall be automatically assigned to the Company.

    1.8 Filing of Certificates. At any given time, the Member with the greatest Percentage

1

Interest (i.e., not in the case where all Members hold equal Percentage Interest) at any time is hereby designated as an authorized person with the meaning of the California LLC Act, to execute, deliver and file, or to cause the execution, delivery and filing of, any amendments or restatements of the Articles of Organization of the Company and any other certificates, notices, statements or other instruments (and any amendments or restatements thereof) necessary or advisable for the formation of the Company or the operation of the Company in all jurisdictions where the Company may elect to do business.

2.   DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Affiliate" means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling fifty-one percent (51%) or more of the outstanding voting interests of such Person, (iii) any officer, Manager, or general partner of any such Person which is an entity, or (iv) any officer, Manager, general partner, trustee, or holder of fifty-one percent (51%) or more of the voting interests of any Person which is an entity described in clauses (i) through (iii). For purposes of this definition and the definition of "Percentage Interest" below, the term *"controls," "is controlled by"* or *"is under common control with"* shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws, under Title 26 of the United States Code.

"Company" means the limited liability company governed by this Agreement.

"Deficit Capital Account" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(a)   credit to such Capital Account any amount that such Member is obligated to restore to the Company under Regulation Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Regulation Sections 1.704-2(g)(1) and (i)(5); and

(b)   debit to such Capital Account the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition is intended to comply with the provisions of Regulation Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and shall be interpreted consistently with those provisions.

"EBITDA" means earnings before interest, taxes, depreciation and amortization for the Company's last full fiscal year, calculated in accordance with Generally Accepted Accounting Principles ("GAAP").

"**Interest**" of any Member means a limited liability company interest in the Company that represents such Member's rights and interests under, and obligations to comply with the terms of, this Agreement, including the Percentage Interest attributable to such interest and such Member's share of the net profits and net losses of the Company and a Member's right to receive distributions of the Company's assets in accordance with the provisions of this Agreement and the California LLC Act.

"**Majority Percentage Interest**" means the vote, approval, consent or other action of a Member or Members entitled to act holding more than fifty percent (50%) of the Percentage Interests held by such Members as of the date on which the event triggering the vote, approval, consent or other action of Members occurs.

"**Manager**" shall have the meaning set forth in the California LLC Act.

"**Member**" means each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter be admitted to the Company as an additional or substituted Member and who executes a counterpart of this Agreement.

"**California LLC Act**" means the California Limited Liability Company Law, as amended from time to time, and any successor to such statute.

"**Percentage Interest**" means the number of Shares (as defined below) issued to a Member divided by the total issued and outstanding Shares of the Company, as set forth on the attached <u>Schedule 1</u>, or in a separate written agreement between the Company and such Member, and as amended from time to time. Any Interest owned by an entity controlled by a Member shall, for purposes of determining such member's Percentage Interest, be included in the Interest owned by the Member, and any action taken, offer made, offer accepted or option exercised hereunder with reference to the Interest owned by such Member shall be applicable to and include for all purposes the Interest owned by any such entity.

"**Permitted Transferee**" means: (a) a lineal descendant of any individual Member; (b) a trust having as the only beneficiary or beneficiaries persons who are Members, lineal descendants of any individual Member and at the termination of which trust such interest will be distributed only to a Member, or lineal descendants of any individual Member.

"**Person**" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust, unincorporated organization or other enterprise, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Reference Rate**" means on any day the publicly announced reference rate of interest of Bank of America, or if Bank of America shall not be publicly announcing such rate, a comparable base-lending rate publicly announced by a commercial bank, selected by the Members.

"**Regulation**" includes temporary and final Treasury Regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"**Shares**" means units of the Company's total Interest, as divided under this Agreement.

3.   **MEMBERS, CONTRIBUTIONS AND INTERESTS**

3.1.   **Members Names, Addresses and Percentages.** The names and addresses of the

Members and their Percentage Interests and Shares are as set forth on <u>Schedule 1</u> or in a separate written agreement between the Company and such Member, as amended from time to time. Where applicable, the Percentage Interest of a Member who provides services to the Company may vest over time, as set forth in the applicable attached Vesting Addendum or a separate written agreement between the Company and such Member.

     3.2.   **Additional and Substituted Members.** Additional Members shall be admitted only upon consent of a majority of Managers. Subject to the provisions of <u>Article 9</u>, a Permitted Transferee of all or a part of a Member's interest in the Company shall be admitted as a substitute Member with respect to such interest, <u>provided</u>, that the Permitted Transferee holds such interest subject to all of the terms and conditions of this Agreement and signs a counterpart signature page to this Agreement.

     3.3.   **Contributions.** The capital contribution of each Member to the Company may be set forth on attached <u>Schedule 1</u> or in a separate written agreement between the Company and such Member. No interest shall be paid on capital contributions and no Member shall have the right to withdraw his capital contribution, unless agreed to by a majority of the Managers.

     3.4.   **Additional Contributions.** No Member shall be required to make any additional contributions.

     3.5.   **Capital Accounts.** A capital account ("*Capital Account*") shall be determined and maintained for each Member in accordance with the principles of Regulation Section 1.704-1(b) at all times throughout the full term of the Company. In the event of a permitted sale or assignment of all or any part of a Member's Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Company Interest. The Capital Account of each Member as of the date of this Agreement is set forth on attached <u>Schedule 1,</u> or in a separate written agreement between the Company and such Member.

     3.6   **Shares; Assignment Of Shares; Vesting**

     (a)   The entire membership Interest in the Company is hereby divided into ten million (10,000,000) Membership Units, referred to herein as the "Shares." All Shares not issued herein will be deemed treasury shares issuable by a vote of the majority of the Board of Managers.

     (b)   From time to time, the Company may issue Shares on a vesting schedule. For purposes of the applicable vesting schedules, "*Unvested Shares*" means the total Shares of a Member less the number of Vested Shares held by that Member, and which are subject to forfeiture if such Member's continued service relationship with the Company is terminated. "*Vested Shares*" means Shares that are no longer subject to forfeiture as a result of such Member's continuous service relationship with the Company, whether as an employee, consultant or advisor.

     (c)   Notwithstanding any provision herein or in a separate vesting schedule, in the event that any Member ceases to provide services to the Company on a full-time basis for cause, such Member will automatically forfeit his or her Vested and Unvested Shares (the "*Forfeiture Event*"), subject to Section 9.8 below.

4.   **MEETINGS OF MEMBERS**

4.1.   Meetings. Meetings of Members are not required, but may be called by any Member or group of Members holding at least a 10% Percentage Interest in the Company. No business shall be transacted at any meeting of Members except as is specified in the notice calling such meeting.

4.2.   Place of Meetings. The Members calling the meeting may designate any place, either within or outside the State of California, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company specified in Section 1.5.

4.3.   Notice of Meetings. Written notice stating the place, day and time of the meeting and the purpose for which the meeting is called shall be delivered, in accordance with Section 11.1, not less than three (3) nor more than fifty (50) days before the date of the meeting by or at the direction of the Members calling the meeting, to each Member entitled to vote at such meeting.

4.4.   Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to any distribution, the date on which notice of the meeting is first delivered or mailed, or the date on which a resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 4.4, such determination shall apply to any adjournment thereof.

4.5.   Quorum. Members holding a majority of the Percentage Interest in the Company (i.e., more than 50%), represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Percentage Interest so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Member. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

4.6.   Manner of Acting. If a quorum is present, the affirmative vote of Members present at the meeting in person or by proxy holding a majority of the Percentage Interest shall be the act of the Members, except as otherwise provided in this Agreement.

4.7.   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by the Member's attorney-in-fact or agent appointed in writing. Such proxy or appointment shall be filed with the Company before or at the time of the meeting. No proxy or appointment shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy or appointment.

4.8.   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance at a meeting shall constitute waiver of notice of the meeting unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

4.9.   Action Without Meeting. Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a consent in writing (including via email), describing the action taken, is signed by a Member, or group of Members, holding a

majority Percentage Interest or such other Percentage Interest as is required by this Agreement or the California LLC Act. Such action shall be included in the minutes of the Company's meetings.

4.10 Meetings by Telephone, Etc. Meetings of the Members may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

5. MANAGEMENT

5.1 Board of Managers.

(a) All decisions relating to management of the Company and its business, including but not limited to those decisions detailed in Section 5.3 below shall be subject to the approval of the majority of the Managers (i.e., more than 50%). No person or entity, including any Member, other than any Manager or executive officer elected or appointed in accordance with Section 5.5 hereof, shall have the authority to bind the Company. Each Member and his or her transferees will take such action as is necessary or desirable (including, but not limited to, voting or causing to be voted, to the extent such Member holds voting shares, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special Manager and Member meetings) so that:

(i) The number of Managers shall initially be one and

(ii) The initial Manager will be BRICE BAILLIE

(b) Notwithstanding the foregoing, the Company may increase the number of Managers with the affirmative vote or written approval of a majority of the Managers.

(c) The Company may enter into a voting agreement with any Member, providing for assignment of such member's voting interest on any or all issues under this Agreement by proxy to the Members. Upon any such assignment, the Member's vote (or written consent in lieu thereof) may be cast (or executed) by the Members with the affirmative vote or written approval of a majority of the Managers.

(d) The Members shall not take any vote or action to remove any Manager named or elected pursuant to Section 5.1 without the approval of the entity, person or persons who designated such Manager.

(e) Subject to the sentence immediately following, if a Member entitled to designate a Manager pursuant to this Section has his or her service relationship with the Company terminated, then (i) such Member shall lose his or her right to designate a Manager, and (ii) upon the written request of the Members holding a majority Percentage Interest, the Manager designated by such Stockholder shall promptly resign as Manager of the Company.

5.2 Indemnity of the Managers. Each Manager shall be indemnified by the Company under the following circumstances and in the manner and to the extent indicated:

(a) In any threatened, pending or completed action, suit or proceeding to which the Manager was or is a party or is threatened to be made a party by reason of the fact

that he is or was the Manager of the Company (other than an action by or in the right of the Company) involving an alleged cause of action for damages arising from the performance of his activities on behalf of the Company, the Company shall indemnify such Manager against expenses, including attorney's fees, judgments, and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if the Manager acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and provided that his conduct has not been found by a nonappealable court judgment, order, decree or decision to constitute gross negligence, willful or wanton misconduct, or breach of his/her fiduciary obligations to the Members. The termination of any action, suit or proceeding by judgment, order, or settlement shall not, of itself, create a presumption that the Manager did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company.

(b)   To the extent the Manager has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsection (a) above, or in defense of any claim, issue or matter therein, the Company shall indemnify the Manager against the expenses, including attorney fees, actually and reasonably incurred by him in connection therewith.

(c)   The indemnification set forth in this paragraph shall in no event cause the Members to incur any liability to the Company or the Managers, nor shall it result in any liability of the Members to any third party.

5.3   Manager Decisions.

If at any time there is more than one Manager, the following actions shall require the affirmative vote or written approval of a majority of the Managers (i.e., more than 50%) before any action may be taken by the Company:

(a)   borrowing money (not including trade payables incurred in the ordinary course of business) or making any expenditure more than $10,000;

(b)   entering into any agreement on behalf of the Company with any Member or his, her, or its Affiliates;

(c)   confessing a judgment against the Company;

(d)   initiating any litigation or commencing any legal action on behalf of the Company;

(e)   possessing property, or assigning rights in specific property, for other than a Company purpose;

(f)   transferring, hypothecating, compromising or releasing any Company claim except on payment in full;

(g)   loaning Company funds or assets to any Member, manager or other Person;

(h)   selling or otherwise disposing of any property;

(i) making any distribution of cash or other property to the Members, other than as provided in Article 7;

(j) any decision to terminate the employment or other service relationship of any Member with the Company for Cause, as a result of such Member becoming Disabled or for any other reason (including any termination as a result of the non-renewal of any employment or service relationship); provided, however, that the Board of Managers shall provide notice of termination for Cause and thirty (30) days to cure before terminating a Member's employment or other service relationship;

(k) mortgaging, pledging, or otherwise encumbering any Company property;

(l) entering into any joint venture or partnership on behalf of the Company with another Person, or becoming a member of another limited liability company;

(m) admitting a new Member to the Company unless admitted as a Member pursuant to the provisions of Article 9 or issuance by the Company of new Interests, other equity or equity equivalents;

(n) admitting a new Manager to the Company;

(o) approving any additional capital contribution to the Company by the Members;

(p) taking any other action that requires the approval of the Company under the terms of this Agreement; or

(q) issuing or authorizing any new Shares.

5.4   **Managers' Other Activities.** Except as may be otherwise provided in any employment or similar agreement with the Company and subject to Section 10.3 below, any Manager may engage in other business and investment ventures of every nature and description and shall have no obligation to account to the Company or its Members for any such business or investment or for business or investment opportunities.

5.5   **Officers.** The Managers may appoint a Chief Executive Officer, President, Chief Technology Officer, Chief Operating Officer, Chief Financial Officer and one or more Vice Presidents and such other officers of the Company as the Managers may deem necessary or advisable to manage the day-to-day business affairs of the Company. The officers of the Company shall serve at the pleasure of the Managers. To the extent authorized by the Managers, the officers of the Company shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. Such officers shall have such authority and responsibility as is generally attributable to the holders of such offices in corporations incorporated under the laws of California.

5.6   **Conflicts of Interest.** Except as otherwise provided in this Agreement, with respect to any action to be taken by the Managers as to which a Manager (or the Member who appointed such Manager) is interested, such Manager shall disclose being so interested and the nature thereof to each other Manager prior to the taking of any action thereon by the Managers. If the remaining Managers so choose, they may demand that the Manager recuse him/herself from any votes relating to such matters.

5.7   **Quorum.** If, after receiving a repeat (i.e., more than one) written notice of a

meeting, a Manager is not present at such meeting, the other Managers may vote on the meeting's agenda and the absent Manager's vote shall not be required to constitute a unanimous vote of the Managers.

5.8 Matters for Unanimous Approval

Notwithstanding Section 5.3 above, the following actions shall require the affirmative vote or written approval of all Managers before any action may be taken by the Company:

(a) selling, conveying, assigning or otherwise disposing of, or pledging, mortgaging or hypothecating, all or substantially all of the assets of the Company;

(b) taking any action which would make it impossible to carry on the ordinary business of the Company;

(c) voluntarily liquidating, dissolving or terminating the existence of the Company;

(d) filing a voluntary petition of bankruptcy for the Company; and

(e) merging or consolidating the Company with or into any other company or entering into a binding agreement regarding the foregoing or entering into any binding agreement concerning the merger, consolidation or other business combination involving the Company with any other Person; or

(f) setting the annual salary or other compensation payable to any Member, or making any material changes to a Member's employment or service relationship agreement.

6. ACCOUNTING AND RECORDS

The book value of all Company properties shall be adjusted to equal their respective gross fair market values. This shall be determined by a majority of the Managers and shall only occur as of the following times: (1) in connection with the acquisition, disposition, or exchange of an interest in the Company by a new or existing Member for more than a de minimis capital contribution; (2) in connection with the liquidation of the Company as defined in Regulation Section 1.704-(1)(b)(2)(ii)(g); (3) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member; (4) in connection with a more than de minimis distribution to a retiring or a continuing Member as consideration for all or a portion of his or its interest in the Company; or (5) under such other circumstances as may be permitted under Regulation Section 1.704-1(b)(2)(iv)(f).

6.2. **Books of Account.** The Company shall maintain records and accounts of all of its operations and expenditures. All books and records of the Company will be available for reasonable inspection and examination by the Members. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list and past list, setting forth the full name and last known mailing address of each Member and manager, if any;

(b) A copy of the Articles of Organization and all amendments thereto;

      (c)   Copies of this Agreement and all amendments hereto;

      (d)   Copies of the Company's federal, state, and local tax returns and reports, if any, for the three (3) most recent years;

      (e)   Minutes of every meeting of the Members and any written consents obtained from Members for actions taken by Members without a meeting; and

      (f)   Copies of the Company's financial statements, if any, for the three (3) most recent years.

6.3.   **Fiscal Year.** The fiscal year of the Company shall be the calendar year.

6.4.   **Accounting Reports.** As soon as practical after the close of each fiscal year, the Company shall furnish to each Member, if requested, an unaudited financial report of the activities of the Company for the preceding fiscal year, including the balance sheet of the Company as of the end of such year and a statement of income or loss for such year.

6.5.   **Tax Returns.** The Company shall prepare and timely file all required federal and state income tax returns. As soon as practical after the end of each fiscal year, the Company shall furnish to each Member a statement suitable for use in the preparation of the Member's income tax return.

6.6   **Inspection Rights of Members**. Any Member who holds more than a 10% Percentage Interest in the Company, and any accountants, attorneys, financial advisors and other representatives of such Member may, from time to time at such Member's sole expense, for any purpose reasonably related to such Member's interest as a Member, examine (and make copies) of the Company's books and records, all at such reasonable times as such Member may request on reasonable notice.

7.   ALLOCATIONS AND DISTRIBUTIONS

7.1.   **Allocation of Net Profit and Loss - In General.**

7.1.1.   **Allocation of Net Profit or Loss.** After giving effect to the special allocations set forth in Sections 7.2 and 7.3, the net profit or net loss of the Company for any fiscal year shall be allocated among the Members in proportion to their respective Percentage Interests.

7.1.2.   **Limitation.** The net loss allocated to each Member for any Company fiscal year pursuant to Section 7.1.1 and this Section 7.1.2 shall not exceed the maximum amount of net loss that can be so allocated without causing such Member to have a Deficit Capital Account at the end of the fiscal year. All net losses in excess of the limitation set forth in this Section 7.1.2 shall be allocated to the other Members who do not have Deficit Capital Accounts in proportion to their respective Percentage Interests.

7.2.   **Special Allocations.** The following special allocations shall be made for any fiscal year of the Company in the following order:

7.2.1.   **Minimum Gain Chargeback.** If there is a decrease in the Company's *"partnership minimum gain,"* as defined in and determined under Regulation Sections 1.704-2(b)(2) and 1.704-2(d), the minimum gain chargeback provisions of Regulation Section 1.704-2(f), which are hereby incorporated into this Agreement by this reference, shall be

applied.

7.2.2.   Member Minimum Gain Chargeback. If there is a decrease in any Member's share of "*partner nonrecourse debt minimum gain*," as defined in and determined under Regulation Section 1.704-2(i), the partner nonrecourse debt minimum gain chargeback provisions of Regulation Section 1.704-2(i)(4), which are hereby incorporated into this Agreement by this reference, shall be applied.

7.2.3.   Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in accordance with Regulation Section 1.704-(1)(b)(2)(ii)(d).

7.2.4.   Nonrecourse Deductions. "*Nonrecourse deductions*," as defined in and determined under Regulation Sections 1.704-2(b)(1) and (c), shall be allocated among the Members in accordance with their respective Percentage Interests.

7.2.5.   Member Nonrecourse Deductions. "*Partner nonrecourse deductions*," as defined in and determined under Regulation Sections 1.704-2(i)(1) and (2), shall be specially allocated among the Members in accordance with Regulation Section 1.704-2(i).

7.3.   Corrective Allocations. The allocations set forth in the proviso contained in Section 7.1.2 and in Section 7.2 are intended to comply with certain regulatory requirements under Code Section 704(b). The Members intend that, to the extent possible, all allocations made pursuant to such Sections will, over the term of the Company, be offset either with other allocations pursuant to Section 7.2 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 7.3. Accordingly, a majority of the Managers is hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 7.3 in whatever manner the Members determines is appropriate so that, after such offsetting special allocations are made (and taking into account the reasonably anticipated future allocations of income and gain pursuant to Sections 7.2.1 and 7.2.2), the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Sections 7.1.2 and 7.2 and were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 7.1.1.

7.4.   Other Allocation Rules.

7.4.1.   General. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit, and any other allocations not otherwise provided for shall be divided among the Members in accordance with their Percentage Interests, or as otherwise may be required under the Code and the Regulations hereunder.

7.4.2.   Allocation of Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "*excess nonrecourse liabilities*" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Members' interests in the Company's profits shall be their respective Percentage Interests.

7.4.3.   Allocations in Connection with Varying Interests. If, during a Company fiscal year, there is (i) a permitted transfer of all or a part of a Member's interest in the Company, or (ii) the admission or withdrawal of a Member, net profit, net loss, each item thereof, and all other tax items of the Company for such fiscal year shall be divided and allocated among the Members by taking into account their varying interests during such fiscal

year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by a majority of the Managers, not counting the vote of any Manager designated by the transferring Member.

7.4.4. Elections in Connection with Transfers or Issuances of Interests. In the event of a sales, exchange, disposition, issuance, etc. of an interest in the Company, the Manager may, without consent of the Members being required, make any and all elections for federal, state, and local purposes including an election, if permitted by applicable law to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state and local tax laws.

7.5. Determination of Net Profit or Loss. The net profit or net loss of the Company, for each fiscal year or other period, shall be an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a), with the following adjustments:

(a)   All items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1), including income and gain exempt from federal income tax, shall be included in taxable income or loss;

(b)   Expenditures described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing net profit or loss shall be subtracted from such taxable income or added to net loss;

(c)   Any adjustment to the book value of the assets of the Company pursuant to the second paragraph of Section 3.5 shall be treated as an item of gain or loss, as the case may be;

(d)   For purposes of computing taxable income or loss on the disposition of an item of Company property or for purposes of determining the cost recovery, depreciation, or amortization deduction with respect to such property, the Company shall use such property's book value determined in accordance with Regulation Section 1.704-1(b); and

(e)   Any items that are specially allocated pursuant to Sections 7.2 or 7.3 shall not be taken into account in computing the Company's net profit or loss.

7.6. Mandatory Tax Allocations Under Code Section 704(c). In accordance with Code Section 704(c) and Regulation Section 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value computed in accordance with Regulation Section 1.704-1(b). Prior to the contribution of any property to the Company that has a fair market value that differs from its adjusted tax basis in the hands of the contributing Member on the date of contribution, the contributing Member and a majority of the Managers, not counting the vote of any Manager designated by the contributing Member, shall agree upon the allocation method to be applied with respect to that property under Regulation Section 1.704-3. The same procedure shall apply to any revaluation of Company property as permitted under Regulation Section 1.704-1(b)(2)(iv)(f).

Allocations pursuant to this Section 7.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of net profit, net loss, or other items as computed for book purposes,

or distributions pursuant to any provision of this Agreement.

7.7. **Distributions.** The Company shall make distributions to the Members from time to time, to the extent permitted by the California LLC Act, of any monies or property in excess of that needed to properly carry on the business of the Company as determined by a majority of the Managers. Each distribution shall be made to all Members, and divided among the Members in proportion to their Percentage Interest. Payments made to Members pursuant to their individual employment or consulting agreements with the Company, whether characterized as draws, salaries or distributions, shall not be subject to this Section 7.7.

7.8. **Distributions for Income Taxes.** Notwithstanding Section 7.7, within ninety (90) days after each fiscal year (or such other date as may be set by the Company's Chief Financial Officer or accountant), the Company shall, to the extent the Members determine cash is available therefor, make a distribution in an amount equal to at least (a) the Company's net taxable income during the fiscal year multiplied by (b) the sum of the maximum federal and state individual income tax rates of any Member in effect for the fiscal year (taking into account the deductibility of state taxes for federal income tax purposes), less (c) the amount of any distributions made by the Company during the fiscal year (other than distributions made during the fiscal year that were required to be made under the provisions of this Section 7.8 with respect to a prior fiscal year). For purposes of this Section 7.8, the Company's net taxable income shall be the net excess of items of recognized income and gain over the items of recognized loss and deduction reported on the Company's federal income tax return for the taxable year with respect to which the distribution is being made. The Company's obligation to make such distribution is subject to the restrictions governing distributions under the California LLC Act. Notwithstanding the provisions in this Section 7.8, no such distribution shall be made if a majority of the Managers determine that it would impair the liquidity of the Company with respect to working capital, capital expenditures, debt service, reserves or otherwise.

8. DISSOLUTION AND LIQUIDATION

8.1. **Events of Dissolution.** Except as otherwise provided in this Agreement, the Company shall dissolve upon the earlier of:

(a) the written agreement of all Managers; or

(b) the sale, transfer or other disposition of all or substantially all of the Company's assets as permitted by this Agreement.

8.2. **Liquidation Upon Dissolution and Winding Up.** Upon the dissolution of the Company, the Members shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the California LLC Act. Upon discharging all debts and liabilities, all remaining assets shall be distributed to the Members or their representatives by the end of the taxable year in which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation) first pro-rata to the Members who contributed cash up to the difference between the amount of total cash contributed, less any distributions made to such Member subject to Section 7.7, then amount the Members in proportion to the positive balances of their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year during which the liquidation occurs (other than those made pursuant to this Section 8.2) until such Capital Accounts are reduced to zero and then in accordance with their respective Percentage Interests. With the approval of a majority of the Managers, the Company may, in the process of winding up its affairs, distribute property in kind, in which case the Members' Capital Account balances shall be adjusted in accordance with

Regulation Section 1.704-1(b)(2)(iv)(e).

8.3.   No Obligation to Restore Negative Capital Account Balance. No Member shall have any obligation to make any capital contribution to the Company to eliminate the negative balance, if any, of such Member's Capital Account, and any such negative balance shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.   TRANSFER OF INTERESTS IN THE COMPANY

9.1.   General Restriction on Transfer. No Interest in the Company shall be validly sold, assigned, pledged, encumbered, awarded, conferred or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily, or by operation of law, and no purported transferee shall be recognized as a Member of the Company for any purpose whatsoever unless such interest has been transferred, sold, or released from restrictions upon transfer, in accordance with the provisions of this Agreement or has otherwise been approved by a majority of the Managers, not counting the vote of any Manager designated by the transferring Member. For purposes of this Agreement, if a Member is an entity, a transfer of fifty percent (50%) or more of the ownership or control of such entity shall constitute an impermissible transfer hereunder except in the case of transfers otherwise permitted hereunder.

Subject to the foregoing, any Member may transfer or assign during his or her life, any or all of his or her Interest in the Company to one or more Permitted Transferees, provided that (a) each Permitted Transferee signs at the time of transfer an agreement to be bound by the provisions of this Agreement and (b) each Permitted Transferee makes no further sale, transfer or assignment of any Interest in the Company, including any sale, transfer or assignment to a successor trustee or co-trustee, voluntarily or otherwise, except to the Member, to his or her other Permitted Transferees, or otherwise in accordance with this Article 9. Any Interest held by a Permitted Transferee shall, for all purposes of this Agreement, be included in the Interest owned by the Member who made the transfer or assignment of said Interest to such Permitted Transferee and deemed part of and bound by the terms and conditions hereof, and any action taken, offer made, offer accepted or option exercised hereunder with reference to the Interest owned by such Member shall be applicable to and include for all purposes the Interest owned by any such Permitted Transferee. Without limiting the foregoing, the transferring Member shall have the sole and exclusive right to vote any and all Interest transferred to a Permitted Transferee, except upon the express written consent of the other Members.

9.2.   Pledge or Encumbrance of Interests. If any Member desires to pledge, mortgage, or otherwise encumber any or all of its Interest in the Company (the "*Pledgor*"), the Pledgor shall provide in any pledge agreement, mortgage, or other instrument of encumbrance that the other Members shall be entitled to at least fifteen (15) days' advance written notice (the "*Default Notice*") of any sale, transfer, or other disposition of any Interest in the Company so encumbered, whether by a pledgee, mortgagee, or lienor, and whether through foreclosure or otherwise, and the other Members shall have the right (but not the obligation) to purchase such Interest on the same terms and conditions as if the Pledgor had made an offer to sell such interest pursuant to Section 9.3 below. For purposes of this Section, the Default Notice shall be deemed to be an Offer Notice (as defined below), and the full amount (including any expenses or other incidental amounts) necessary to redeem such interest under the pledge agreement, mortgage, or other instrument of encumbrance, or under applicable law, shall be deemed to be the Offered Price of the offered Interest (as defined below).

9.3.   Voluntary Sale or Transfer of Interest.

9.3.1.   Notice. If any Member (the "*Transferor*") desires to sell, assign, or otherwise transfer any or all of his or her Interest in the Company to any Person other than to a Permitted Transferee, the Transferor shall give notice to the Company and each of the other Members (an "*Offer Notice*") specifying (a) the name and address of the proposed transferee, describing the portion of the Member's interest in the Company that is proposed to be transferred (the "*Offered Interest*"), (b) the price proposed to be paid by the proposed transferee for the Offered Interest (the "*Offered Price*"), and (c) any other terms and conditions of the proposed sale or transfer.

9.3.2.   Offer. Delivery of an Offer Notice to the Company and the other Members shall constitute an offer by the Transferor on the date of such delivery (the "*Offer Date*") to sell the Offered Interest to the Company and the other Members at a purchase price (the "*Purchase Price*") equal to the Offered Price in accordance with this Section 9.3.2. If the Offered Interest is proposed to be sold for consideration other than solely cash, the Offered Price shall be deemed to be the sum of the fair market value of the consideration other than cash offered for the Offered Interest, plus any cash consideration so offered.

9.3.3.   Terms and Conditions. Each purchase of the Offered Interest pursuant to this Section 9.3 shall be made in accordance with the following terms and conditions:

(a)   The rights of the Members other than the Transferor Member (each, a "*Transferee Member*") to acquire the Offered Interest shall extend to any one or more of them, but only after the Company has elected not to exercise its right to acquire the offered Interests; provided, however, that said right shall be extended to all Transferee Members willing to exercise the same without preference and shall be allocated among them on a pro rata basis in accordance with their respective Percentage Interests unless otherwise agreed by the Transferee Members.

(b)   Within the period ending thirty (30) days after receipt of the Offer Notice (the "*Member Offer Period*") the Company and each Transferee Member shall deliver to the Transferor Member notice of acceptance of the offer (the "*Member Acceptance Notice*") specifying the portion of Offered Interest that he or she agrees to purchase (the "*Accepted Interest*"). If, and only if, the Company does not elect to purchase the Offered Interest, then Transferee Members may do so pursuant to this Section 9.3. If any Transferee Member does not elect to purchase its pro-rata share of the Offered Interest (computed in accordance with Section 9.3.3(a)), then the other Transferee Members may, within the period ending fifteen (15) days after the expiration of the original Member Offer Period (the "*Additional Member Offer Period*") elect to purchase any portion of the Offered Interest which a Transferee Member has not elected to purchase by delivering to the Company an additional Member Acceptance Notice specifying the additional portion of the Offered Interest that he or she agrees to purchase; provided, however, that in order to exercise the purchase option set forth in this Section 9.3 the Transferee Members must elect to purchase the entire Offered Interest.

(c)   Delivery of the Company's notice of election to purchase the Offered Interest or (if the Company does not elect to purchase the Offered Interest) delivery of a Member Acceptance Notice to the Transferor Member shall create a binding contract between the Company or the Member delivering the Member Acceptance Notice (as applicable, a "*Purchaser*") and the Transferor Member for the purchase and sale, at the Purchase Price and on the terms described below, of the Accepted Interest.

(d)   The transfer of an Accepted Interest to a Purchaser shall be consummated on the terms set forth in the Offer Notice on a date set by the Company (the "*Closing Date*"), which date shall be not less than thirty (30) nor more than forty-five (45) days after expiration of

the Member Offer Period (or, if applicable, the Additional Member Offer Period), applicable to the Offered Interest. Within seven (7) days after the expiration of the Member Offer Period (or, if applicable, the Additional Member Offer Period), applicable to the Offered Interest, the Company shall give notice to the Transferor and the other Members, specifying the Offered Interest(s) to be purchased by the Purchaser(s) and specifying the Closing Date.

> **9.3.4.   Failure to Exercise Right of First Refusal.** If the right of first refusal under this Section 9.3 is not exercised with respect to all of the Offered Interest, then the Transferor may consummate the transaction described in the Offer Notice, provided that the sale of the Offered Interest may not be accomplished within forty five (45) days after the delivery of the Offer Notice, but must be accomplished within one hundred twenty (120) days after the delivery of the Offer Notice, and the purchase terms for the Offered Interest must be substantially identical to the terms set forth in the Offer Notice. If the Transferor does not consummate the transaction described in the Offer Notice within such one hundred twenty (120) day period its right to do so shall terminate and the terms and conditions of this Section 9.3 shall again be in effect. Each of the Persons who succeed to the Transferor's Interest in the Company as to which such purchase option was not exercised shall be an assignee of the Transferor, but shall not be a Member unless admitted as a Member in accordance with Section 3.2.

> **9.3.5   Compliance with Securities Laws.** Notwithstanding anything herein to the contrary, all transfers under this Section 9.3 shall be subject to compliance, in the reasonable opinion of Company counsel, with the applicable securities laws and regulations.

9.4.   **Other Events Constituting Transfer of Interests.**

> **9.4.1.   Events.** Any one or more of the following events or conditions shall be deemed to constitute an offer to sell any Interest in the Company held by any Member and any interest held by its Permitted Transferee (and such Member or Permitted Transferee shall be deemed a Transferor under this Section 9.4) subject to a purchase option held by the Company:

>> (a)   If a Member who is an individual dies;

>> (b)   If a Member who is an individual becomes Disabled (as such term is defined in such Member's employment or similar agreement with the Company). In the event any such Member is not a party to an employment or similar agreement with the Company which defines termination as a result of the Member becoming Disabled, then, for purpose hereof, such Member shall be deemed to be "*Disabled*" if and on such date (i) the Member suffers from bodily infirmities or disorders, diseases, injuries (including self inflicted injuries), addiction to substances hazardous to health (including addiction to narcotics and alcoholism), or mental illness, and (ii) one of the following conditions is satisfied:

>>> (1)   Under terms of a bona fide disability income insurance policy which insures such Member, the insurance company that underwrites such insurance policy determines that the Member is totally disabled for purposes of such insurance policy;

>>> (2)   A physician licensed to practice medicine in the State of California who has been selected by a majority of the Managers, not counting the vote of any Manager designated by the a Member, certifies that the Member is partially or totally disabled so that the Member will be unable to be employed gainfully on a full time basis for a six (6) month period in the position that the Member occupied prior to such disability (and the costs and expenses of such physician

shall be borne by the Company);

(c)   Subject to Sections 9.4.5 and 9.8 below, if a Member's employment or service relationship (as a consultant or adviser) of a Member who is an individual providing services to the Company is terminated by the Company without Cause, or terminated by the Member without Good Reason; provided, however, that if a Member is terminated by the Company without Cause, the option to sell such Member's Shares will be held solely by that Member, and not by the Company. In the event any such Member is not a party to an employment or similar agreement with the Company which defines termination for Cause, then, for purpose hereof, "*Cause*" shall mean any of the following: (i) the repeated failure or refusal on the part of such Member to carry out his or her duties and responsibilities to the Company after notice thereof from the other Members; (ii) an act or acts of material fraud, theft or financial dishonesty on the part of such Member with respect to the Company; or (iii) such Member's conviction of, or entering of a guilty or nolo contendere plea with respect to, any crime punishable as a felony. In the event any such Member is not a party to an employment or similar agreement with the Company which defines termination for Good Reason, then, for purpose hereof, "*Good Reason*" means (i) breach of fiduciary duty by another Company Member or Manager; (ii) Company's or a Member's material breach of the this Agreement; (iii) Company's or a Member's creating a hostile work environment; (iv) diminution of a Member's base salary, title (if any) or responsibilities; and (v) relocation of Company's office outside California;

(d)   If a Member (and for purposes of this Section 9.4.1 if a Member is an entity, an event described herein occurring with respect to the Person owning fifty percent (50%) or more of the interest in such entity) makes an assignment for the benefit of creditors or applies for appointment of a trustee, liquidator, or receiver of any substantial part of its assets, or commences any proceedings relating to himself under any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law;

(e)   If any application for appointment of a trustee, liquidator, or receiver of any part of a Member's assets is filed or proceeding relating to any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law is commenced against any Member, and such Member indicates its consent thereto or an order is entered appointing a trustee, liquidator, or receiver or approving the petition in any such proceeding, which order remains in effect for more than sixty (60) days;

(f)   If any Member institutes any proceeding in a court of competent jurisdiction for sale or partition of the Member's Interest in the Company or of any assets of the Company;

(g)   Any transfer, award, or confirmation of any Interest in the Company to the spouse of a Member pursuant to a divorce or similar proceeding; or

(h)   Any other event which, were it not for the provisions of this Agreement, would cause any Interest in the Company to be sold, assigned, pledged, encumbered, awarded, conferred, or otherwise transferred, for consideration or otherwise, by a Member to any Person, whether voluntarily, involuntarily, or by operation of law under circumstances that would not bring such event within the second paragraph of Section 9.1 or Section 9.3 of this Agreement.

9.4.2. Right to Purchase. Upon the occurrence of any event specified in Section 9.4.1, the Company and each of the other Members shall have the right described in Section 9.4.4 to purchase such interest in the Company from the Transferor on the same terms and conditions as if the Transferor had made an offer to sell such interest pursuant to

17

Section 9.3, provided, that the Offered Price shall be the amount described in Section 9.4.5. Upon the occurrence of an event specified in Section 9.4.1(g), the Member or Members entitled to purchase such interest under Section 9.4.4, shall have the right to purchase such Interest from the Member's spouse in accordance with this Section 9.4.

  9.4.3. **Notice.** Within thirty (30) days after the occurrence of an event described in Section 9.4.1, the Transferor or its trustee in bankruptcy, personal representative, guardian, executor, or administrator (as appropriate) shall give notice of such event to the Company and each Member, specifying the date of such event, describing in reasonable detail the nature of the event, the interest in the Company affected, and, if applicable, the price or value for the interest, if any, offered by any Person or decreed by a court in connection with such event. If the Company or the Members have not received this notice upon the expiration of the thirty (30) day period, any Member who has knowledge of such event may give notice to the Company at any time after the end of such period, and the notice shall be deemed to be the Offer Notice for all purposes of this Agreement.

  9.4.4. **Option to Purchase**

   The rights of the Company or the Transferee Members to acquire the Offered Interest pursuant to this Section 9.4 shall extend to any one or more of them; provided, however, that if, and only if, the Company elects not to exercise such right, said right shall be extended to all Transferee Members willing to exercise the same without preference and shall be allocated among them on a pro rata basis in accordance with their respective Percentage Interests unless otherwise agreed by the Transferee Members.

  9.4.5. **Offered Price; Payment** For purposes of purchase option described in this Section 9.4, the Offered Price shall be equal to the Determined Price. If the Offered Price is less than or equal to the sum of $50,000, the full amount of the Offered Price shall be paid on the closing date in immediately available funds. If the Offered Price to be paid is greater than the sum of $50,000, a down payment equal to twenty five percent 25% of the Offered Price (not to exceed $50,000) shall be paid at closing in immediately available funds. The balance of the Offered Price shall be payable, together with interest at the Reference Rate per annum, in equal monthly installments sufficient to amortize payment of the Offered Price over a term of three (3) years. The first installment shall be due ninety (90) days after the date of exercise of the option, and subsequent payments shall be due on the same day of each month thereafter until paid in full. The interest in the Company of the Transferor shall immediately vest in the Purchaser(s) upon delivery of notice of exercise of the option to purchase hereunder. This right shall be in addition to and not in substitution for any right afforded by law, such as damages and other relief not inconsistent therewith.

  9.4.6. **Determined Price** The "*Determined Price*" means the fair market value of such Transferor's Offered Interest under this Agreement as of the date of the relevant event of transfer, or, if in the event of termination of a Member's business relationship with the Company under Section 9.4.1(c) above, the price set forth in paragraphs (b) or (c) below. If the parties are not able to agree upon the fair market value at any such time, they shall agree upon a third party appraiser practicing in the California area with experience in valuing businesses of the type and nature conducted by the Company to determine such value, and the determination of such appraiser as to the fair market value shall be binding on all parties. In the event the parties are unable to agree upon such an appraiser, they shall each choose an appraiser practicing in the California area with experience in valuing businesses of the type and nature conducted by the Company, and such appraisers shall mutually select another appraiser who shall determine such fair market value, and such determination shall be binding on all parties. The selling Member and the Company shall pay for the cost of the final appraisal equally;

provided that each party shall bear the cost of any appraiser selected by such party.

(b)   If a Member's service relationship is terminated by the Company without Cause, the "Determined Price" means the product of (i) such Member's vested Percentage Interest, and (B) two (2) times Company's EBITDA for the fiscal year preceding termination.

(c)   If a Member's service relationship is terminated by such Member without Cause, the "Determined Price" means the product of (i) such Member's vested Percentage Interest, and (B) one-half (.5) times Company's EBITDA for the fiscal year preceding termination.

9.4.7. Failure to Exercise Purchase Option. If the purchase option under this Section 9.4 is not exercised with respect to all of the Transferor's interest in the Company, then each of the Persons who succeed any portion of to the Transferor's interest shall be an assignee of the Transferor, but shall not be a Member unless admitted as a Member in accordance with Section 3.2.

9.5.   Right of Tag Along.

9.5.1. Tag Along Right. If a Member acting individually or in concert with other Members holding at least 10% Percentage Interest in the Company (collectively, the *"Tag Along Transferor"*) proposes to sell any or all of its or their Interest in the Company, only after compliance with Section 9.3 hereof, in one or a series of transactions to a proposed transferee(s) identified in an offer notice described below, the Tag Along Transferor may not consummate its sale unless all other Members (the *"Tag Along Members"*) have been given the opportunity to sell, and, in such case, the proposed transferee(s) has also agreed to acquire, the Interests of the Tag Along Members at the same price (calculated on a pro rata basis based on each Member's Percentage Interest in the Company) and on the same terms and conditions as apply to the Tag Along Transferor; provided, however, that in the event the Capital Account balances of the Members are not in proportion to their respective Percentage Interests at the time of such transaction, then the amount each Tag Along Member shall be entitled to receive in respect of such Member's Interest in the Company shall be accordingly adjusted to take into account such disproportionate Capital Account balances as if assets of the Company had been sold in connection with such a transaction and the resulting net proceeds were distributed to the Members in accordance with the provisions of Section 8.2. If a Tag Along Member transfers all or any portion of its Interest to a proposed transferee(s) in accordance with this Section, it shall be deemed, at the time of such transfer, to have represented and warranted to such proposed transferee(s) that (i) such portion Interest is owned beneficially and of record by such Tag Along Member, free and clear of any encumbrances, and (ii) that such transfer is effective and shall vest in the proposed transferee(s) title to such Interest and the Tag Along Member shall also make the same representations and warranties as the Tag Along Transferor to the extent applicable to the Tag Along Member.

9.5.2. Exercise of Tag Along Right. To exercise its right under this Section 9.5, the Tag Along Transferor shall send written notice to the Tag Along Members describing in reasonable detail the terms and conditions of such transfer, the identity of the prospective transferee(s), and attaching a complete and correct copy of any agreement or agreements relevant thereto as well as such other information with respect thereof as may be reasonably requested by each Tag Along Member (the *"Tag Along Notice"*). Upon receipt of the Tag Along Notice, each Tag Along Member, by giving written notice thereof to the Tag Along Transferor not later than fifteen (15) days following delivery of the Tag Along Notice, may elect to participate in such transfer by including therein the same portion of its Interest in the Company as the portion of the Interest in the Company of the Tag Along Transferor to be transferred. At

least ten (10) days prior to the proposed closing date, each Tag Along Member that chooses to transfer its Interest in the Company pursuant to this Section shall deliver to the Tag Along Transferor a duly executed transfer certificate or other instrument of transfer with respect to such Interest. The Tag Along Transferor shall be authorized to transfer such Interest to the proposed transferee at the time of the closing of the Tag Along Transferor's sale of its Percentage Interest to the proposed transferee(s). Promptly (but in no event later than five (5) business days) after the consummation of the sale of the Percentage Interest of the Tag Along Transferor and the Tag Along Members to the proposed transferee(s), the Tag Along Transferor shall give notice thereof to the Tag Along Members and shall remit to each Tag Along Member the purchase price received by the Tag Along Transferor for the Interest of such Tag Along Member sold pursuant hereto.

9.6. **Right of Drag Along.**

9.6.1. **Drag Along Sale.** Subject to the provisions of Section 9.3 and Section 9.4, if a Member (acting individually or in concert with other Members) holding a majority Percentage Interest in the Company (collectively, the "*Drag Along Transferor*") proposes to sell all or substantially all of its Interest in the Company to a bona fide third party purchaser (a "*Third Party Purchaser*") in an arm's length sale transaction (a "*Drag-Along Sale*"), such Drag Along Transferor shall have the right, following expiration of the provisions of Section 9.3 and Section 9.4, and each other Member (the "*Drag Along Members*") shall be obligated to, and shall, if so requested by the Drag Along Transferor, to sell its entire Interest in the Company to such Third Party Purchaser, at the same price (calculated on a pro rata basis based on each Member's Percentage Interest in the Company) and on the same terms and conditions, as are applicable to the Drag Along Transferor; provided, however, that in the event the Capital Account balances of the Members are not in proportion to their respective Percentage Interests at the time of such transaction, then the amount each Drag Along Member shall be entitled to receive in respect of such Member's Interest in the Company shall be accordingly adjusted to take into account such disproportionate Capital Account balances as if assets of the Company had been sold in connection with such a transaction and the resulting net proceeds were distributed to the Members in accordance with the provisions of Section 8.2.

9.6.2. **Drag-Along Notice.** The Drag Along Transferor shall deliver a written notice (a "*Drag-Along Notice*") to the Drag Along Members setting forth the consideration to be paid by such Third Party Purchaser and the other terms and conditions of such offer; provided, however, that the Drag Along Members shall make the same representations and warranties as the Drag Along Transferor to the extent applicable to the Drag Along Members. Within ten (10) days after receiving the Drag-Along Notice, each Drag Along Member shall deliver to legal counsel for the Drag Along Transferor, to be held in escrow until delivered at the closing of the Drag Along Sale, an assignment of the entire Interest in the Company owned by such Drag Along Member. At the closing of the Drag-Along Sale, the Drag Along Transferor shall cause such Third Party Purchaser to remit to each Drag Along Member the consideration to which it is entitled under the terms of the Drag Along Sale. If, within ninety (90) days after receipt by the Drag Along Members of the Drag-Along Notice, the Drag Along Sale is not completed, the Drag Along Transferor shall return to each Drag Along Member the assignment of the Interest in the Company that such Drag Along Member delivered pursuant hereto and such Drag Along Members shall no longer be obligated to sell their Interests in the Company in connection with such sale.

9.7 **"Market Stand-off" Agreement.** Each Member hereby agrees that he, she or it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of any equity securities under the Securities Act of 1933, as amended, and the

rules and regulations promulgated thereunder (the "Securities Act"), and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the Company's first underwritten public offering of its securities under the Securities Act (the "IPO") or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Company securities held by such Member immediately before the effective date of the registration statement for such offering or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of securities, in cash, or otherwise. The foregoing provisions of this Section 9.7 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Member or the immediate family of the Member, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 9.7 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 9.7 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply *pro rata* to all Members subject to such agreements, based on the number of shares subject to such agreements.

9.8 **Forfeited Interests.** In the event a Member forfeits any of his, her or its Interests pursuant to the applicable agreement(s) between such Member and the Company, such forfeited interests will be reallocated among the Founders (without participation of any other Members) *pro rata* in proportion to such Founders' Percentage Interests; provided that such other Founders may, acting jointly in their sole discretion, elect to reallocate such Interests to other service providers of the Company.

9.9 **Corporate Conversion.** The Company may, with the affirmative vote or written approval of a majority of the Managers, be reconstituted as a corporation, to be governed by a Stockholders Agreement and other documents, substantially on the same terms as this Agreement and other agreements applicable to Members' Interests. For the purposes of this Article 9, "Company" shall include such corporation or other successor entity.

10. INDEMNIFICATION; LIMITATION OF LIABILITY

10.1. **Indemnification.** The Company shall indemnify each Member against any judgments, settlements, penalties, fines or expenses incurred in a proceeding to which the Member or manager is a party solely because he, she or it is, or was, a Member; provided, that a Member or manager shall not be indemnified from or on account of acts or omissions of the Member or manager finally adjudicated to be a breach of this Agreement, intentional misconduct or a knowing violation of law by the Member or manager, committed in bad faith by such Member or manager or the result of active or deliberate dishonesty on the part of such Member or manager and which were material to the cause of action so adjudicated, or any transaction with respect to which it was finally adjudged that such Member or manager received a benefit in money, property or services to which such Member or manager was not legally entitled.

The right to indemnification conferred in this Section 10.1 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Member or manager to repay all amounts so advanced if it shall ultimately be determined that such Member or manager is not entitled to be indemnified under this Section 10.1 or otherwise; provided, further, no Member or manager shall be entitled to be paid such expenses in advance of final disposition in a proceeding that is brought against such Member or manager by the Company or one of the Members.

The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 10.1 shall not be exclusive of any other right any Member or manager may have or hereafter acquire under any statute, this Agreement, vote of Members or otherwise.

No repeal or modification of the California LLC Act or this Section 10.1 shall adversely affect any right of a Member or manager to indemnification existing at the time of such repeal or modification for or with respect to indemnification related to an act or omission of such Member or manager occurring prior to such repeal or modification.

10.2. Limitation of Liability. No Member or manager shall have liability to the Company or its Members for monetary damages for conduct as a Member or manager, except for acts or omissions that involve a material breach of this Agreement, intentional misconduct, a knowing violation of law, bad faith or active or deliberate dishonesty, or for any transaction from which the Member or manager has personally received a benefit in money, property or services to which the Member or manager was not legally entitled. If the California LLC Act is hereafter amended to authorize Company action further limiting the personal liability of any Member or manager, then the liability of each Member or manager shall be eliminated or limited to the full extent permitted by the California LLC Act, as so amended. No repeal or modification of the California LLC Act or this Section 10.2 shall adversely affect any right or protection of a Member or manager existing at the time of such repeal or modification for or with respect to an act or omission of such Member or manager occurring prior to such repeal or modification. Notwithstanding anything herein to the contrary, the maximum liability under this Agreement of any Manager or Member shall be the Fair Market Value of his or her Shares, and if such Manager or Member is found liable they shall forfeit his or her Shares in order to satisfy any Damages and shall not be personally liable for such Damages except and to the extent of his entire holdings in the Company.

10.3 Restrictive Covenants of the Members.

(a) **Confidentiality.** Each Member acknowledges that by virtue of such Member's holding of an interest in the Company such Member will have access to Confidential Information (as hereinafter defined) of the Company and that the communication of such Confidential Information to third parties could irreparably injure the business of the Company. Accordingly, such Member agrees that during the period during which such Member is a Member of the Company (the "Holding Period") and thereafter, without limitations of time, such Member shall treat and safeguard as confidential and secret all Confidential Information received by such Member at any time, and that such Member shall not, without the prior written consent of the Company, disclose or reveal any of the Confidential Information to any third party whatsoever or use the same in any manner except in connection with the business of the Company, except as may be required by an order of a court of competent jurisdiction, or a regulatory or governmental body having jurisdiction over such Member, provided that such Member shall give prompt notice of any such order so as to give the Company adequate

opportunity to object to such order. For the purposes of this Agreement, "Confidential Information" means any information not generally known to the public or recognized as standard industry practice, including, without limiting the generality of the foregoing, any data, reports, interpretations, forecasts, know-how, technology, compositions, devices, plans, strategies, studies, employee information, intellectual property, the substance of agreements with clients, suppliers and others, marketing arrangement, strategic partnerships and the existence of the discussions between the parties hereto, computer code, algorithms, customer lists, artists, supplier lists, trade secrets, product development plans, research, inventions, ideas, concepts, designs, formulas, methods or processes, whether or not patented or patentable, channels of distribution, pricing policies and records, financial records and inventory records of the Company, and such other information normally understood to be confidential or otherwise designated as such in writing by the Company, as well as information discerned from, based on or relating to any of the foregoing which may be prepared by such Member, all of which such Member expressly acknowledges and agrees shall be confidential and proprietary information belonging to the Company. Confidential Information shall also include any other document or information (whether of the Company or of any supplier or customer of the Company or other person or entity with whom or which the Company has an agreement concerning the confidentiality of information) which is (i) contained or hereafter placed in the Company's computer data base or on its servers or (ii) comes into such Member's possession as a result of such Member's holding an interest in the Company. Upon termination of a Member's Holding Period, such Member shall return to the Company all documents and papers relating to the Company, including any Confidential Information, together with any copies thereof; provided that the Company shall allow reasonable access and use of Confidential Information by such Member for the sole purpose of documenting such Member's rights and obligations as a Member.

(b)   **Ownership of Work.**

(i) Each Member agrees that, as between such Member and Company, all Work (as herein defined) shall be and remain the property of Company. "Work" shall mean all ideas, product development, marketing and sales plans, inventions, research, computer programs and software (including, without limitation, source code and object code), know-how, trade secrets, proprietary information, documents, data, text, artwork, graphic design, developments, discoveries, improvements, modifications, technology, algorithms, system architecture, and any preliminary drafts, sketches, variations or designs thereof, and other information of possible technical or commercial importance, whether or not subject to patent or copyright protection, made, conceived, expressed, developed, or actually or constructively reduced to practice by Member, solely or jointly with others, whether on or off Company's premises, in connection with any services provided by Member.

(ii) Member acknowledges that all of said Work shall be considered to be "work made for hire" under the U.S. Copyright Act, 17 U.S.C. §101 et seq., and shall be owned exclusively by Company. To the extent that any such Work, or any portion thereof, is not construed as "work made for hire" under applicable law, Member hereby assigns to Company all right, title and interest, including, without limitation, any copyright or other intellectual property rights, in such Work, in perpetuity, in all forms and in all languages and territories throughout the world. Company shall have the exclusive right to use Work, whether original or derivative, for all purposes, including all rights under copyright and the exclusive rights to print, publish and distribute Work in any form or medium, whether now known or hereafter created throughout the world including, but not limited to, all formats of electronic, magnetic, digital, laser, or optical-based media, and in connection with any advertising or promotion thereof, and in all

languages and territories, together with the right to make such changes to, and derivative works of, Work as Company deems appropriate.

(iii) Member agrees that during the Holding Period and thereafter, without limitations of time, Member shall, at Member's own expense, assist Company in every proper way to protect, enforce and perfect their rights and interests in Work throughout the world, and to execute all documents required for the protection of all such rights and interests, including, without limitation, patent, copyright, trademark and other applications and assignments relating to Work. Member hereby designates and appoints Company and their duly authorized officers and agents as Member's agents and attorneys-in-fact to execute and file any certificates, applications or documents and to do all other lawful acts necessary to obtain and protect Company's rights in Work. Member expressly acknowledges that the foregoing power of attorney is coupled with an interest and is irrevocable and shall survive termination of this Agreement, Member's death or incompetency.

(iv) Member warrants and represents that: (A) Member has the right to grant the rights set forth in this Section 10.3(b); (B) Member has no contractual commitment of any kind which may prevent or interfere with the performance of Member's obligations under this Section 10.3(b); (C) Work is original, Member is the sole author thereof, and Member has not assigned or pledged Work or any rights thereto; (D) Work does not contain any unlawful, libelous or defamatory matter; (E) Member has not caused Work to be made public other than with the prior written consent of Company; and (F) Work does not infringe upon the rights, including copyright, of any other person or entity.

(v) Member may not post, distribute or otherwise make public any Work without the express prior consent of Company.

(c)   **Non-Solicitation.** Each Member shall not during such Member's Holding Period and for a period of one (1) year thereafter:

(i) persuade or attempt to persuade:

(A) any person or entity providing services or goods to the Company not to do business with the Company or to reduce the amount of business he, she or it does with the Company;

(B) any customer or potential customer not to do business with the Company or to reduce the amount of business he, she or it does with the Company; or

(C) any officer, consultant or employee of the Company or any individual who was a officer, consultant or employee during such Member's Holding Period, to leave the Company's employ or to become employed by any entity other than the Company; or

(ii) solicit for such Member or any other person or entity, the business of any person or entity providing services or goods to the Company or any customer who or which did business with the Company during such Member's Holding Period.

(d)   **Non-Competition.** Each Member who or which has provided any employment, consulting or advisory services to the Company, or otherwise has received or

24

developed any Confidential Information, shall not during such Member's Holding Period engage in the development, creation or operation of any businesses which are competitive with the actual or prospective business of the Company.

(e) **Disparaging Statements.** Each Member shall not, during such Member's Holding Period and thereafter, without limitation of time, make any disparaging statements concerning the Company, its officers, Members, employees, advertisers, contributors, products or services that could injure, impair or damage relationships between the Company and its employees, officers, Members, customers, advertisers, marketing partners, donors, or suppliers or any lessor, lessee, vendor, supplier, customer, advertiser, contributor, distributor, consultant or other business associate of the Company.

(f) **Remedy.** Each Member specifically acknowledges and agrees that the remedy at law for any breach of the provisions of this Section 10.3 will be inadequate and that the other Members and the Company, in addition to any other relief available to them, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages or posting any bond.

(g) **Reformation.** If any term or provision set forth in this Section 10.3 is ruled by a tribunal of competent jurisdiction to be excessively broad as to time, duration, geographical scope, activity or subject, the construction and interpretation of such term or provision shall be deemed reformed to the maximum limitations permitted by applicable law.

For purposes of this Section 10.3, "Company" and "Member" shall also include their respective affiliates. For purposes of this Section 10.3, "Member" shall include the Manager(s) designated by such Member.

10.4 **Public Announcements.** Each party hereby agrees to consult with the Company before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and agrees not to issue any such press release or make any such public statement prior to the written approval of a majority of the Managers.

For purposes of this Section 10.4, "Company" and "Member" shall also include their respective affiliates. For purposes of this Section 10.4, "Member" shall include the Manager(s) designated by such Member.

11. MISCELLANEOUS

11.1. **Notices.** Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given if delivered personally to the party to whom directed or, if mailed, by registered or certified mail, postage and charges prepaid, addressed (a) if to a Member, to the Member's address specified on attached Schedule 1, and (b) if to the Company, to the Company's address specified in Section 1.5. Any such notice shall be deemed to be given when personally delivered or, if mailed, two (2) business days after the date of mailing. A Member or the Company may change its address for purposes of notices hereunder by giving notice specifying such changed address in the manner specified in this Section 11.1.

11.2. **Entire Agreement.** This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof; it supersedes any prior agreement or understandings among the parties as to such matters, oral or written, all of which are hereby canceled. This Agreement may not be modified or amended other than pursuant to Section 11.5.

11.3. Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of California, including without limitation, the California LLC Act.

11.4. Jurisdiction and Venue/Attorneys' Fees. In the event of any dispute between the parties which arises under this Agreement, such dispute shall be settled by arbitration in accordance with the rules for commercial arbitration of the American Arbitration Association (or a similar organization) in effect at the time such arbitration is initiated. A list of arbitrators shall be presented to both parties from which one will be chosen using the applicable rules. The hearing shall be conducted in the city of California unless both parties consent to a different location. The decision of the arbitrator shall be final and binding upon all Parties. The prevailing party shall be awarded all of the filing fees and related administrative costs. Administrative and other costs of enforcing an arbitration award, including the costs of subpoenas, depositions, transcripts and the like, witness fees, payment of reasonable attorney's fees, and similar costs related to collecting an arbitrator's award, will be added to, and become a part of, the amount due pursuant to this Agreement. An arbitrator's decision may be entered in any jurisdiction in which the party has assets in order to collect any amounts due hereunder.

11.5. Amendments. This Agreement may not be amended except by the unanimous written agreement of all of the Members.

11.6. Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

11.7. Headings. The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

11.8. Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.9. Remedies. The rights and remedies of the parties hereunder shall not be mutually exclusive, and the exercise of any one right or remedy shall not preclude or waive the right to exercise any other remedies. Said rights and remedies are in addition to any other rights the parties may have by law or otherwise.

11.10. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

11.11. Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.12. Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

11.13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Execution and delivery of this Agreement may be evidenced by facsimile or electronic transmission.

Executed as of the date first above written by the undersigned.

MEMBERS:

DocuSigned by:

Brice Baillie

BRICE BAILLIE

Date: 7/28/2017

Schedule 1
to
Operating Agreement of LLC

The initial issuance of shares shall be as follows. Any unissued units shall remain in the Company treasury for further issuance by the Managers. Member capital account balances may be listed below or documented in an alternative ledger kept by the Company.

MEMBERS	CAPITAL ACCOUNT BALANCE	PERCENTAGE INTEREST IN ISSUED UNITS	SHARES
BRICE BAILLIE	$10,000	100%	5,000,000

FIRST AMENDMENT TO
OPERATING AGREEMENT
OF
OBVIOUS WINES LLC

This First Amendment (this "Amendment") to the Operating Agreement of OBVIOUS WINES LLC, a California limited liability company (the "Company") is made and entered into to be effective for all purposes as of March 15, 2021 (the "Effective Date") by the sole Member listed on the signature page hereof, with reference to the following facts:

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with California law and the Company's Articles of Organization was first filed with the California Secretary of State on July 13, 2017;

WHEREAS, the Company's Operating Agreement was entered into as of July 28, 2017 ("Operating Agreement");

WHEREAS, the Member now desires to amend the Operating Agreement of the Company in accordance with the terms of this Amendment and the Member intends to be bound by the terms hereof.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the Member hereby agrees as follows:

1.   Recitals; Rules of Construction. The Member confirms the truth and accuracy of the recitals, each of which are made a part of this Amendment. Any capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Operating Agreement.

2.   Continuation. The Member agrees to continue the Company as a limited liability company under California law, upon the terms and subject to the conditions set forth in the Operating Agreement, as modified by this Amendment, as the same may be further amended from time to time. The Manager is hereby authorized and directed to file any necessary amendments to the Articles of Organization of the Company in the office of the Secretary of State of the State of California and such other documents as may be required or appropriate under California law.

3.   Section 9.10 Disqualifying Events; Company Redemption Rights. Section 9.10 Disqualifying Events; Company Redemption Rights is added as follows:

"*9.10 Disqualifying Events; Company Redemption Rights.*

9.10.1. Disqualifying Events. Each Member acknowledges the Company, and its business are subject to federal, state and local permitting, alcohol beverage licensing and trade compliance laws, among others (all such laws and regulations applicable to Company are collectively referred to herein as "Applicable Laws"). In particular, the Company and its owners and management are subject to a subset of Applicable Laws called "tied-house" laws which restrict and/or prohibit certain investments, relationships and interactions between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. Further, alcohol beverage licensees are subject to Applicable Laws restricting ownership and management of licensees by individuals with certain criminal histories, including without limitation, felonies and certain misdemeanor violations. All events which disqualify a Member under Applicable Laws from holding an Interest in the Company or exercising rights thereunder are called "Disqualifying Events" herein. All Member questions about Disqualifying Events should be directed to the Manager for review.

9.10.2. Representations. Each Member represents and warrants to Company that it is not disqualified under Applicable Laws from owning an Interest in the Company and each Member

agrees while a Member it will not take any actions or cause any omissions that result in a Disqualifying Event based on the Company's then-current licensing.

9.10.3. Company Informational Requests and Disclosure Rights. Upon Company request, each Member agrees to promptly provide Company all personal information and documentation necessary or desirable for the Company to determine under Applicable Laws the Member's qualifications and/or ability to hold or exercise rights in Interests and for Company to comply with Applicable Laws and obtain additional permits, licenses, or privileges as Company determines in its sole discretion. Each Member authorizes the Company to disclose information provided to Company by such Member at any time or subsequently requested by Company, to any appropriate authorities or agencies, as determined in Company's sole discretion.

9.10.4. Company Optional Redemption Right for Disqualifying Event. Each Member agrees that if the Company determines, in its sole discretion and upon the advice of counsel, that a Member is subject to a Disqualifying Event, or a Member's continued Interest in the Company or failure to promptly provide information requested under Section 9.10.3 would jeopardize the Company's current or prospective alcoholic beverage licenses, or privileges, or its compliance with Applicable Laws, the Company shall have the option to redeem such amount or all of the Member's Interest as Company determines is necessary to either comply with Applicable Laws, maintain its alcoholic beverage licenses and privileges, or acquire additional alcohol beverage licenses and privileges. The Company shall provide the Member a notice of its intent to the redeem the Member's Interest (the "Disqualifying Event Notice of Intent") and the parties shall work in good faith to establish a purchase price under 9.10.5 within 30 (thirty) days or such earlier time as prescribed by applicable government authorities, if any.

9.10.5. Purchase Price. For purposes of this Section 9.10, the purchase price of a disqualified Member's Interest shall be equal to the fair market value of such Interest under this Agreement as of the date of the relevant event of transfer. The parties shall work in good faith to determine fair market value within ten (10) days after the Company delivers a Disqualifying Event Notice of Intent to the Member. If the parties are not able to agree upon the fair market value within ten (10) days, then within five (5) days thereafter, they shall agree in good faith upon a third-party appraiser practicing in the California area with experience in valuing businesses of the type and nature conducted by the Company to determine such value, and the determination of such appraiser as to the fair market value shall be binding on all parties. In the event the parties are unable to agree upon such an appraiser within the five (5) day prescribed period, they shall have five (5) days each to choose an appraiser practicing in the California area with experience in valuing businesses of the type and nature conducted by the Company, and such appraisers shall within such five (5) day period mutually select another appraiser who shall determine such fair market value thereafter, and such determination shall be binding on all parties. The selling Member and the Company shall pay for the cost of the final appraisal equally. Notwithstanding anything to the contrary herein, any Shares comprising all or a portion of the disqualified Member's Interest subject to redemption under this Section 9.10 that were originally purchased by the disqualified Member from a Regulation Crowdfunding offering shall be redeemed by the Company at a per Share purchase price no less than the per Share purchase price paid by the disqualified Member for the Shares in the Regulation Crowdfunding offering. The foregoing minimum purchase price floor shall not apply to an Interest redemption under this Section 9.10 of any transferee of Shares originally acquired by a transferor or predecessor Member through a Regulation Crowdfunding offering.

9.10.6. Payment. If the purchase price determined under Section 9.10.5 is less than or equal to the sum of $25,000, the full amount of the purchase price shall be paid on the closing date in immediately available funds. If the purchase price to be paid is greater than the sum of $25,000, a down payment equal to ten percent 10% of the purchase price or $25,000, whichever is less, shall be paid at closing in immediately available funds. The balance of the purchase price shall be payable pursuant to an unsecured note, together with interest at the Reference Rate per annum, in equal monthly installments sufficient to amortize payment of the purchase price over a

term of three (3) years. The first installment shall be due ninety (90) days after the date of the Disqualifying Event Notice of Intent; provided, if the parties take longer than thirty (30) days to determine the purchase price under the procedure in 9.10.5, the 90 day period described herein shall be tolled for a period equal to the number of days that exceed the thirty (30) day negotiation period described in 9.1.0.5. Subsequent payments shall be due on the same day of each month thereafter until paid in full. The Interest in the Company of the disqualified Member shall immediately be redeemed to the Company upon delivery of the Disqualifying Event Notice of Intent by the Company. This right shall be in addition to and not in substitution for any right afforded by law, such as damages and other relief not inconsistent therewith.

4.   Construction. Except as modified hereby, all other terms and conditions of the Operating Agreement shall remain unchanged and in full force and effect, and are hereby ratified and confirmed by the Member. In the event of any inconsistency or conflict between the terms of this Amendment and of the Operating Agreement, the terms of this Amendment shall control. To the extent that any provision of this Amendment or the Operating Agreement (as amended) is in violation of a provision of the California LLC Act, the appropriate provision(s) of the California LLC Act shall govern.   To the extent that this Amendment or the Operating Agreement (as amended) is silent on a matter described or otherwise set forth and/or provided for in the California LLC Act, the California LLC Act shall govern said matter.

5.   Miscellaneous. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which together shall constitute one agreement. In order to expedite the execution of this Amendment, a facsimile or e-mail signature shall be binding and have the same effect as an original signature.

[***End of text; Signatures appear on the following pages***]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date set forth above.

"MANAGER"

Brice Baillie

By: Brice Baillie (Mar 16, 2021 11:28 EDT)

Name: Brice Baillie, Manager

"MEMBER"

Brice Baillie

By: Brice Baillie (Mar 16, 2021 11:28 EDT)

Name: Brice Baillie, Sole Member